Form 20-F
SOLA RESOURCE CORP
filed 2003-08-15
CIK 1018591

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended January 31, 2003
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to ________________

Commission file number 0-28620
SOLA RESOURCE CORP. (formally known as Techsite Strategies Corp.)
British Columbia, Canada
Suite 201, 1168 Hamilton Street, Vancouver, British Columbia, Canada, V6B 2S2
Securities registered or to be registered pursuant to Section 12(b) of the Act:
None Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Stock, without par value
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares outstanding as of January 31, 2002:   2,676,698

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 X Item 18

#

Table of Contents

Item 1:  Identity of Directors, Senior Management and Advisors

1A.  Directors and Senior Management

1B.  Advisors

1C.  Auditing Firm

Item 2:  Offer Statistics and Expected Timetable

Item 3:  Key Information

3A.  Selected Financial Data

3B.  Capitalization and Indebtedness

3C.  Reasons for the offer and use of proceeds

3D.  Risk Factors

Competition

Government Regulations and Rules

Environment Regulations Governing Operations

Geological Risk

Financial Risk

Market and Political Risk

Liability Risk

Going Concern

Share Price Volatility

Joint Venture Partners

Item 4  Information on the Company

4A.  History and Development of the Company

4B.  Business Overview

4C.  Organizational Structure

4D.  Property

Yamba Lake Property

Property Description, Location, and Access

Geology

History and Previous Work

Item 5  Operating and Financial Review of Prospects

5.A.  Operating Results

RESULTS OF OPERATIONS

Fiscal Years Ended January 31, 2003, 2002, 2001

Variation in Operating Results

Debt

5B.  Liquidity and Capital Resources

5C.  Research and Development, Patents and Licenses etc.

5D.  Trend Information

Item 6  Directors, Senior Management and Employees

6A.  Directors and Senior Management

6B.  Compensation

Stock Options

6C.  Board Practices

6D.  Employees

6E.  Share Ownership

Item 7  Major Shareholders and Related Party Transactions

7.A  Major Shareholders

Greater than 5% Shareholders

Record Holders in Host Country

Other Direct or Indirect Ownership or Control of the Company

7B.  Related Party Transactions

7C.  Interest of Experts and Counsel

Item 8  Financial Information

8A.  Consolidated Statements and Other Financials Information

Legal Proceedings

8B.  Significant Changes

Item 9  The Offer and Listing

9A.  Offer and Listing Details

TSX Venture Exchange

OTCBB

9B.  Plan of Distribution

9C.  Markets

9D.  Selling Shareholders

9E.  Dilution

9F.  Expenses of the Issue

Item 10  Additional Information

10A.  Share Capital

Warrants

Escrow Shares

10B.  Memorandum and Articles of Association

Company Data

Initial Public Offering

Historical Corporate Development

10C.  Material Contracts

Yamba Lake, NWT, Canada

Tanzania

10D.  Exchange Controls

10E.  Taxation

Disposition of Common Shares

Capital Gains

Dividend

United States Federal Income Tax Consequences

US Holders

Distribution on Common Shares of the Company

Foreign Tax Credit

Disposition of Common Shares of the Company

Other Considerations

Foreign Personal Holding Company

Foreign Investment Company

Passive Foreign Investment Company

Controlled Foreign Company

10F.  Dividends

10G.  Statement by Experts

10H.  Documents on Display

10I.  Subsidiary Information

Item 11  Quantitative and Qualitative Disclosures about Market Risk

Item 12  Description of Securities Other than Equity Securities

PART II

Item 13  Defaults, Dividend Arrearages and Delinquencies

Item 14  Material Modifications to the Rights of Security Holders and Use of Proceeds

Item 15  [Reserved]

Item 16  [Reserved]

PART III

Item 17  Financial Statements

Item 18  Financial Statements

Item 19  Exhibits

Glossary of Scientific and Technical Definitions

SIGNATURES

#

PART I

Item 1:  Identity of Directors, Senior Management and Advisors

1A.  Directors and Senior Management

1.

Feisal Somji –

President and Director

P.O. Box 23113, Connaught Postal Outlet, Calgary, Alberta, Canada, T2S 2B1

2.

William Dynes –

Director

Suite 102, 3823 Henning Drive, Burnaby, BC, Canada, V5C 6P3

3.

Roger Morton –

Director

Suite 161, Commerce Place, 10155 – 102nd Street, Edmonton, Alberta, Canada, T5J-4G8

4.  Navin F. Verjee -

Director

Suite 1904 – 2024 Fullerton Ave, North Vancouver, BC, Canada, V7P-3G4

5.  Andrew Walker -

Director and Secretary

Suite 201 – 1168 Hamilton Street, Vancouver, BC, Canada, V6B-2S2

1B.  Advisors

1.  Corporate Lawyers:

Equity Business Lawyers

Suite 201 – 1168 Hamilton Street, Vancouver, BC, Canada, V6B-2S2

2.  Transfer Agents:

Pacific Corporate Trust Company

10th Floor - 625 Howe Street, Vancouver, BC, Canada, V6C 3B8

1C.  Auditing Firm

Present:

Davidson and Company

Suite 1200 – Stock Exchange Tower, 609 Granville Street, Vancouver, BC, Canada, V7Y 1G6

1999 to present

Past:

Amisano Hanson

Suite 604 – 750 West Pender Street, Vancouver, BC, Canada, V6C 2T7

Up to 1999

Item 2:  Offer Statistics and Expected Timetable

Not Applicable

Item 3:  Key Information

3A.  Selected Financial Data

The selected financial data of the Company for Fiscal 2003, 2002, 2001, and 2000 was derived from the financial statements of the Company which have been audited by Davidson & Company, independent Chartered Accountants, as indicated in their report which is included elsewhere in this Annual Report.

The selected financial data of the Company for Fiscal 1999 were derived from the financial statements of the Company which have been audited by Amisano Hanson, independent Chartered Accountants.

The information in Table No. 1 was extracted from the more-detailed financial statements and related notes included herein and should be read in conjunction with such financial statements found in Item 17.

Reference is made to Note 15 of the US GAAP financial statements of the Company included herein for a discussion of the differences between Canadian GAAP and US GAAP, and their effect on the Company’s financial statements.

To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments.  The Company has financed its operations principally through the sale of its equity securities.  While the Company believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

	Year ended 01/31/03	Year ended 01/31/02	Year ended 01/31/01	Year ended 01/31/00	Year ended 01/31/99
Revenue Loss for the Year (1) Loss Per Share	$0 (152) (0.06)	$0 (139) (0.05)	$0 (148) (0.06)	$0 (165) (0.08)	$4 (1,417) (0.82)
Weighted Average Number of Shares (000) Working Capital Long Term Debt Mineral Properties (3) Shareholders’ Equity Total Assets	2,677 (99) (1,342) 0 (1,441) 27	2,677 (1,325) 0 0 (1,325) 9	2,460 (1,187) 0 2,874 1,687 2,881	2,089 (1,152) 0 2,874 1,741 2,909	1,730 (1,007) 0 2,874 1,892 3,230
Revenue – US GAAP Loss for the Year – US GAAP Loss per Share - US GAAP	0 (173) (0.06)	0 (160) (0.06)	0 (170) (0.07)	0 (283) (0.14)	4 (679) (0.40)
Weighted Average Number of Shares (000) – US GAAP Long Term Debt – US GAAP Shareholders’ Deficit – US GAAP Total Assets – US GAAP	2,677 (1,342) (1,441) 27	2,677 0 (1,325) 9	2,460 0 (1,187) 6	2,074 0 (1,133) 35	1,715 0 (983) 355

1.

Cumulative Loss from date of incorporation has been ($13,480).

2.

Under US GAAP, the Company did not include 15,000 of escrowed shares in the weighted average number of shares for the calculation of loss per share for fiscal 2000 and 1999.

3.

During fiscal 2002, the Company changed its accounting policy relating to exploration costs and development costs of options on mineral properties. Previously, mineral property acquisition and exploration costs were capitalized and carried at cost and written down if properties are abandoned, sold or if management determines there is impairment in value. The Company will now expense mineral property acquisition and exploration costs and write-off previously capitalized balances as a cumulative effect of a change in accounting policy for its fiscal period beginning February 1, 2001.The Company has adopted the change in accounting policy without restatement of prior periods and has adjusted the opening balances for its fiscal period beginning February 1, 2001.  This resulted in an increase in deficit in fiscal 2002 of $2,874,432.

3B.  Capitalization and Indebtedness

Not Applicable to 20F Annual Reports

3C.  Reasons for the offer and use of proceeds

Not Applicable to 20F Annual Reports

3D.  Risk Factors

Exploration for economic deposits of minerals is subject to a number of risk factors.  While the rewards for mining companies can be substantial if an economically viable discovery is made, few of the properties that are explored are ultimately developed into producing mines.

Competition

There is competition from other mining exploration companies with operations similar to those of the Company’s.  Many of the mining companies with which the Company competes have operations and financial strength many times that of the Company.  Nevertheless, the market for the Company’s possible future discovery of minerals tends to be commodity oriented, rather than company oriented.  Accordingly, the Company expects to compete by taking advantage of the market for all minerals present in its properties, to offset the primarily fixed costs of mining any one of the jointly occurring minerals.  Commodity prices fluctuate and there is no guarantee that market prices at any one time will be higher than operating costs.

Government Regulations and Rules

The mining industry has been subject to increasing government controls and regulations in recent years.  The Company has obtained all the necessary permits for exploration work performed to date and anticipates no material problems in SouthernEra (operator for the Yamba Lake Project) obtaining the necessary permits to proceed with further exploration.

The Company carries out exploration in Canada in the Northwest Territories. The Company’s claims are worked under Territorial Mines Acts and Regulations.  The Company has the right to carry out exploration on its claims subject to the terms and conditions outlined by the local mines inspectors.  The Company from time to time may be required to post small monetary bonds to be held against project cleanup.  Territorial labour health and welfare codes apply to all operations.  The Company generally carries out all exploration work utilizing professional exploration consultants who carry general liability and third party insurance.

The Company believes that should an economic ore body be discovered in the Northwest Territories, that the Territorial Mines Act and Regulations would approve the advancement of the project subject to an environmental review study.  At this stage it is not anticipated that there would be any significant objection to the advancement of a property in this area.

Environment Regulations Governing Operations

The Company’s exploration activities may be subject to foreign, federal, provincial and local laws and regulations governing the protection of the environment, relating to noise control, air and water quality, land disturbance, waste disposal, and the protection of endangered or threatened species. Prior to entering into any property agreements, the Company conducts a review of prior exploration activity on the property and, if necessary, conducts water and geological sampling and analysis to identify any environmental concerns.

To the best of the Company’s knowledge, the Company is in compliance with all material laws and regulations, which currently apply to its activities.  The Company has obtained all necessary permits for exploration work performed to date and anticipates no material problems obtaining the necessary permits for on going exploration.  The Company is not aware of any proposed or existing Canadian regulations pertaining to environmental matters which might have a material impact on the Company’s future financial performance.  There can be no assurance, however, that all permits which the Company may require for its future operations will be obtainable on the reasonable terms or that such laws and regulation would not have an adverse effect on any project which the Company might undertake.  In addition, compliance with new requirements could impose on the Company in the future, the materiality of which cannot reasonably be predicted at this time.

The Company is actively providing for or has carried out any requested environmental clean up on its properties due to exploration activities.

In the event the exploration property deems itself economical and the Company proceeds to a mine development stage, a submission and approval of an environmental impact assessment will be required.  Environmental legislation provides for restrictions and prohibitions on tailings deposits, land disturbances, reclamation plans, spills, releases or emission of various substances produced in association with certain mining industry operations, which would result in environment pollution.  A breach of legislation may result in imposition of fines and penalties.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of rents or transfers and titles may be affected by undetected defects.  The costs of carrying out an environmental impact assessment cannot be reasonably predicted at this time, however would be included as a major factor in a project feasibility study.

There are no unique material regulations applicable to the Company’s existing activities and properties.

Geological Risk

The Company’s properties are in the exploration stage only and are without a known body of commercial ore.  There can be no assurance that the Company will establish discoveries on its properties that may be commercial.

Financial Risk

The Company’s ability to continue exploration of its properties will be dependent upon its ability to raise significant additional funds in the future.  Should the Company not be able to obtain such financing, a portion of its interest in its properties may be lost to joint venture partners, or its properties may be lost entirely.  Refer to ITEM 4 for discussion of mining properties.

Market and Political Risk

Profitability of a particular mining prospect will be affected by the market for precious minerals and metals, which entails the assessment of many factors, some of which include changing operating costs, the supply and demand for precious minerals and metals, the rate of inflation, the inventory of precious mineral and metal producing companies, the political environment and changes in international investment patterns.

Liability Risk

The Company may become subject to liability for cave-ins and other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.  Payment of such liabilities would reduce funds available for acquisition of mineral properties or exploration.

Going Concern

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for resource properties and related deferred costs is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and subsequent development and upon future profitable production.

Continued operations of the Company are dependant on the Company’s ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

Share Price Volatility

The Company has in the past raised all of its funds through public equity financing.  The structure of the financing (i.e. dilution) is dependent on the share price.  The share price will determine the amount of new shares that will be issued to raise a set amount of funds, therefore the higher the share price, the lower number of new shares issued and vice versa.  If the stock price is too low, a larger number of shares will have to be issued to complete a financing of a particular amount, which will cause more dilution to existing shareholders than if the share price was higher.  This puts existing shareholders at risk of dilution.  Share price volatility is therefore on an on-going concern in the ongoing requirement for funding operations.

Joint Venture Partners

The Company’s only resource property (Yamba Lake Property) is under a joint venture agreement whereby SouthernEra (one of 4 project partners) has the ability to earn their interest in the property by expending exploration dollars.  If SouthernEra decided not to continue with the joint venture agreement, the property will revert back to the original joint venture partners (the Company, Mill City, and Tanqueray Resources).  At this point the Company would retain 11% of the property and the three parties would be responsible to find another joint venture partner that has access to exploration funds, or raise the required exploration funds amongst ourselves.  There is no certainty that either of these two could be completed.  See ITEM 4 for information regarding the Property Option Agreement.

Item 4  Information on the Company

4A.  History and Development of the Company

Sola Resource Corp. (hereinafter also referred to as the “Company” and the “Registrant”) is a Canadian based natural resource exploration company focusing on diamond exploration.  The Company’s head office is located at Suite 201, 1168 Hamilton Street, Vancouver, British Columbia, V6B 2S2.  The contact person is Feisal Somji, President.  The telephone number is (604) 681-7017 and the facsimile number is (604) 648-9390.

The Company was incorporated under the laws of British Columbia on February 13, 1980 by registration of its Memorandum and Articles as Tanos Petroleum Company.  The Company was issued a Certificate of Change of Name to Cypango Ventures Ltd. on November 10, 1992.

On February 22, 2000, the Company received approval for a share consolidation and name change.  The Company subsequently received a Certificate of Name Change dated February 22, 2000 from Cypango Ventures Ltd. to Techsite Strategies Corp.  The CUSIP number for Techsite Strategies Corp is 87873W 10 0.

Subsequent to January 31, 2003, on July 16, 2003, the Company received approval for a name change from Techsite Strategies Corp. to Sola Resource Corp.  The Company began trading on the TSX Venture Exchange (“TSX-V”) as Sola Resource Corp. on July 17, 2003, under the trading symbol ‘SL’.  The CUSIP number for Sola Resource Corp. is 83409Q 10 5.

The Company’s initial public offering on the Vancouver Stock Exchange (“VSE”) was pursuant to a prospectus dated February 13, 1980 only to investors in the Province of British Columbia, Canada.  The Company issued 515,000 common shares raising $51,500 after commissions.  The Company’s stock began trading on the VSE on February 13, 1980.

The total shares Issued as of January 31, 2003 was 2,676,698, however as of the date of this filing, and the completion of the two private placements (see ITEM 5) the total shares Issued is 13,109,365.  In addition as of the date of this filing there are 10,432,667 warrants outstanding.

The Company received clearance on April 2, 2002 from the NASD on its Form 15c-211 Application for an unpriced quotation on the OTC Bulletin Board (“OTCBB”). On June 19, 2002, NASD cleared the Company to submit a quote of $0.02 Bid, $0.06 Ask on the OTCBB for the Techsite Strategies Corp. common stock.  To date, the Company has not yet begun active trading on the OTCBB but still remains active on the TSX-V.  The Company is trading under the symbol “SOLAF” on the OTCBB.

Since incorporation, the Company has been involved in the exploration of natural resource properties.

In June 1991, the VSE declared the Company inactive.  During the period of June 1991 to August 1995, the Company’s search for mineral property acquisitions did not yield any properties it felt worthy of investment.  As discussed below, between August 1995 and April 1996, the Company acquired several natural resources properties and closed several private placements, with the intention of using the funds for further exploration of these resource properties and general working capital purposes.  The Company received approval from the VSE for reactivation on April 4, 1996.

Inukshuk Claims

In January 1996, the Company acquired the option to earn an 80% interest in the ZL East claim comprising 123,852 acres.  These claims were acquired from Inukshuk Capital Ltd., a company duly incorporated under the laws of the Northwest Territories, Canada, and having a head office in Vancouver, BC, Canada.  Pursuant to an agreement dated January 8, 1996 and amended October 15, 1996, the Company acquired the 80% option in the 58 mineral claims under the following terms:

a.

Payment of $247,703

b.

200,000 common shares issued in a 4 stage process

c.

Exploration expenditures of:

i.

$200,000 by January 31, 1997

ii.

$500,000 cumulative by April 30, 1997

iii.

$1,000,000 cumulative by September 30, 1997

The option agreement was also subject to a royalty of 5% of proceeds derived from precious gems and 3% of proceeds from other products.  The royalty had a minimum advance royalties of $100,000 pr annum, commencing on the earlier of:

a.

Commencement of commercial production

b.

January 8, 2000

c.

Two years from the date of the Company fulfilling all of the requirements of the option agreement

Subsequent to this, all of the properties acquired from Inukshuk Capital were rolled into one agreement dated October 27, 1997, details of which can be found below.

In February 12, 1996, the Company acquired the option to earn an 80% interest in the ZL West claim comprising 173,673 acres.  These claims were acquired from Inukshuk Capital Ltd.  Pursuant to an agreement dated February 12, 1996 and amended October 15, 1996, the Company acquired the 80% option in the 75 mineral claims under the following terms:

a.

Payment of $347,356

b.

Incur and pay $1,000,000 in exploration expenditures, to be paid as follows

i.

$200,000 by February 28, 1997

ii.

$500,000 cumulative by August 31, 1997

iii.

$1,000,000 cumulative by February 28, 1998.

The option was also subject to a royalty of 5% of proceeds derived from precious gems and 3% of proceeds derived from other products.  The royalty had a minimum advance royalties of $100,000 per annum, commencing on the earlier of:

a.

Commencement of production

b.

February 12, 2000

c.

Two years from the date of the Company fulfilling all the requirements of the option agreement

Subsequent to this, all of the properties acquired from Inukshuk Capital were rolled into one agreement dated October 27, 1997, details of which can be found below.

In April 16,1996, it acquired the option to earn an 80% interest in the mineral claims known as the TR, FL, AL and TE Claim groups comprising 1,267,595 acres.  These claims were acquired from Inukshuk Capital Ltd.  Pursuant to an agreement dated April 16, 1996 and amended October 15, 1996, the Company was granted an option to acquire the 80% option on the 616 mineral claims as follows:

a.

Payment of $100,000

b.

Payment of $400,000 by April 30, 1997

c.

Payment of $767,595 upon the earlier of July 31, 1997 of the date the VSE accepts for filing a prospectus to be completed by the Company.

d.

Issuance of 200,000 shares as follows:

i.

Issue 50,000 shares upon acceptance of the agreement for filing with the VSE

ii.

Issue 50,000 shares upon completion of item e) i) below, but no later than February 28, 1997

iii.

Issue 50,000 shares upon completion of item e) ii) below, but no later than August 8, 1997

iv.

Issue 50,000 shares upon completion of item e) iii) below, but no later than February 28, 1998

e.

Incur and pay exploration expenditures as follows:

i.

$250,000 by December 31, 1996

ii.

$750,000 cumulative by June 30, 1997

iii.

$1,500,000 cumulative by December 31, 1997

The option agreement was also subject to a royalty of 5% of proceeds derived from precious gems and 3% of proceeds derived from other products.  The royalty has a minimum advance royalties of $100,000 per annum, commencing on the earlier of:

a.

Commencement of commercial production

b.

April 16, 2000

c.

Within two years of the Company fulfilling all requirements of the option agreement.

Subsequent to this, all of the properties acquired from Inukshuk Capital were rolled into one agreement dated October 27, 1997.

In October 1996, the Company entered into a letter agreement with Inukshuk Capital Ltd. whereby the Company can earn an 80% undivided interest in the ZL/IH/MAC/JF/FP/TR mineral claims.  A Property Options Agreement was finalized and signed dated April 1, 1997.  Pursuant to a letter agreement dated October 2, 1996, the Company agrees to earn a 80% undivided interest in 886 mineral claims located in the Northwest Territories for a total consideration of $1,878,730 cash and 200,000 common shares of the Company to be paid as follows:

a.

$300,000 cash upon execution of the agreement

b.

$350,000 cash upon acceptance of the agreement for filing by the Vancouver Stock Exchange

c.

$350,000 cash on or before December 31, 1997

d.

$350,000 cash on or before June 30, 1998

e.

$528,730 cash on or before December 31, 1998

f.

50,000 common shares to be issued upon acceptance for filing with the VSE

g.

50,000 common shares to be issued within 30 days of completing Exploration Expenditures totalling $1,000,0000 but not later than February 28, 1998

h.

50,000 common shares to be issued within 30 days of completing Exploration Expenditures totalling $2,000,000 but no later than October 31, 1998

i.

50,000 common shares to be issued within 30 days of completing Exploration Expenditures totalling $3,000,000 but no later than October 31, 1999.

Subsequent to this, all of the properties acquired from Inukshuk Capital were rolled into one agreement dated October 27, 1997.

In October 1997 The Company agreed to consolidate all of its previously entered into agreements with Inukshuk Capital Limited into a single agreement. This agreement was accepted for filing by the VSE in February of 1998.

By way of Mineral Property Option Agreement dated October 27, 1997 (the “October 27, 1997 Agreement”), the Company was granted, by Inukshuk Capital Ltd. (“Inukshuk”), an option to acquire a 90% undivided interest in certain mineral claim blocks located in the Lac de Gras area of the Northwest Territories, Canada, subject to a Gross Overriding Royalty of 3% in favour of Inukshuk.  Inukshuk is the owner of the remaining 10% interest.

The October 27, 1997 Agreement supersedes the prior agreements and consolidates the Company's option to acquire its interest in the Inukshuk Properties into a single agreement.

(a)

Initial Cash Consideration:

The Company will pay to Inukshuk the sum of Two Hundred Thousand Dollars ($200,000.00) within one month of the date of acceptance of the October 27, 1997 Agreement for filing with the VSE. Of this amount, $185,000 has been paid the balance was deferred pursuant to the June 8, 1998 letter agreement.

(b)

Ongoing Cash Consideration:

The Company will pay to Inukshuk the following additional sums:

(i)

Two Hundred Thousand Dollars ($200,000.00) payable six months after the acceptance of the October 27, 1997 Agreement for filing by the VSE; Deferred to December 31 1999 pursuant to the June 8, 1998 letter

(ii)

Two Hundred Thousand Dollars ($200,000.00) payable twelve months after the acceptance of the October 27, 1997 Agreement for filing by VSE; deferred to December 31 2000 pursuant to the June 8, 1998 letter

(c)

Share Consideration:

The Company will allot and issue to Inukshuk a total of Two Hundred Thousand (200,000) fully paid and non-assessable common voting shares in the capital of the Company at the following times:

(i)

Fifty Thousand (50,000) shares shall be delivered to Inukshuk forthwith after the acceptance of the October 27, 1997 Agreement for filing by the VSE; (issued)

(ii)

Fifty Thousand (50,000) shares shall be delivered to the Inukshuk 30 days after the Company completes the Exploration Expenditures referred to in clause 3.2(d)(ii) of the October 27, 1997 Agreement, subject to the approval of the VSE; extended to Dec 31, 1999 pursuant to the June 8, 1998 letter

(iii)

Fifty Thousand (50,000) shares shall be delivered to Inukshuk 30 days after the Company completes the Exploration Expenditures referred to in clause 3.2(d)(iii) of the October 27, 1997 Agreement, subject to the approval of the VSE;

(iv)

Fifty Thousand (50,000) shares shall be delivered to Inukshuk 30 days after the Company completes the Exploration Expenditures referred to in clause 3.2(d)(iv) of the October 27, 1997 Agreement, subject to the approval of the VSE;

(d)

Exploration Expenditures:

The Company will incur a minimum of Three Million Dollars ($3,000,000.00) of Exploration Expenditures, to be incurred and paid on or before the following times:

(i)

Five Hundred Thousand Dollars ($500,000.00) on or before June 30, 1998; Extended to December 31 1998 pursuant to the June 8, 1998 letter.

(ii)

A cumulative total of at least One Million Dollars ($1,000,000.00) on or before December 31, 1998; extended to December 31 1999 pursuant to the June 8, 1998 letter.

(iii)

A cumulative total of at least Two Million Dollars ($2,000,000.00) on or before December 31, 1999; and extended to December 31, 2000 pursuant to the June 8, 1998 letter.

(iv)

The balance of the required Three Million ($3,000,000.00) on or before December 31, 2000. Extended to December 31, 2001 pursuant to the June 8, 1998 letter.

The October 27, 1997 Agreement was filed with the VSE for acceptance and was accepted in February 1998.

During the year ended January 31, 1998, the Company reduced its interest in the Inukshuk Mineral Claims to 343 claims, which represented only those claims which were of priority interest.  Consequently, acquisition costs and deferred exploration costs were written-down in proportion to this reduction by $2,740,535.

The Company was not able to raise funds to carry out exploration work requirements.  Subsequently, the Company signed, in September of 1998, an agreement with Reclamation Management Limited (“RMLL”) in order to further the exploration of these properties; subsequently RMLL and Pure Gold announced that they would jointly pursue this option.  The letter agreement was such that:

1.

RMLL would earn an 80% interest in the “ZL Claims”

2.

RMLL would earn its interest upon completion of the following:

a.

Payment, upon execution of this Agreement, of a non-refundable deposit in the amount of $5,000.00.

b.

Expenditures on the Claims of at least $200,000 on or before December 31, 1998.

c.

Expenditures on the Claims of a further $500,000 ($700,000 cumulative) on or before December 31, 1999.

d.

Expenditures on the Claims of a further $500,000 ($1,200,000 cumulative) on or before December 31, 2000.

1.

Vesting of RMLL’s interest would occur in stages as follows:

a.

Upon completion of paragraph 2(a) above and the expenditures of a cumulative of $500,000, to the extent of 51%.

b.

Upon expenditures of a cumulative $1,000,000 a further 10% vest.

c.

Upon expenditures of a cumulative $1,200,000, a final 19% vest.

1.

After vesting, the respective interests will be as follows:

80% working interest to RMLL

10% working interest to Techsite

10% carried interest to Inukshuk

2.

This Letter Agreement is subject to a 2-½ % Gross Overriding Royalty in favour of Inukshuk.  Buyout on GORR – 1.5% for $1,500,000.

Unfortunately, RMLL failed to carry out its obligation under the agreement.  As such RMLL submitted a letter of default on May 7, 1999.

Most of the Inukshuk properties have lapsed due to the failure of the Company to perform adequate levels of exploration work.  The remaining claims were released back to Inukshuk.  The Company has no further interests in this property.

AB Claims

Pursuant to a Property Purchase Agreement dated December 31, 1997, the Company purchased 100% interest in the AB Mineral Claims located in the Province of Alberta.  The property was purchased for the amount of $70,000 and a net smelter royalty and gross overriding royalty of 2%.  During the year ended January 31, 1999, management decided not to proceed with this project due to lack of funds to pursue exploration work, and wrote off acquisition costs totalling $70,000.

Yamba Lake Claims

On May 23rd, 1996, the Company entered into an option agreement with Tanqueray Resources Ltd. (“Tanqueray”) and Mill City Gold Mining Corp. (“Mill City”) whereby the Company can earn in two stages 51% and 19% respectively in the Yamba Lake mineral claims.  See ITEM 4D for detailed information regarding the costs of this option agreement and subsequent events since May 1996.

Due to the lack of funds available for ongoing exploration work requirements under the Property Option Agreement between the Company and Tanqueray and Mill City, the Company sought out an additional partner for the property.  SouthernEra Resources was known to the Directors as a company having experience in the Northwest Territories in diamond exploration, having existing property around the Yamba Lake Property, and having access to adequate levels of funds for ongoing exploration work.  The Directors approached SouthernEra for a joint venture on the property.  In August 1998, the Company and its joint venture partners Tanqueray and Mill City optioned a 51% interest in the Yamba Lake Claims to SouthernEra.  In consideration, SouthernEra will incur exploration expenditures of $10,000,000 on the claims on or before December 31, 2002.  No other consideration was made to the Company.  See ITEM 4D for a detailed description of the Option Agreement and the staged investment of the $10,000,000.

The joint venture partners signed a new options agreement on the Yamba Lake Property on April 2, 2002.  As of that date, SouthernEra had spent $3,500,000 on exploration work on the properties but could not meet the future exploration requirement required under the original options agreement.  The new option agreement dated April 2, 2002 allows SouthernEra to earn a 60% undivided interest by spending a minimum of $300,000 per year on exploration work on the property and to complete and deliver a bankable feasibility study on or before December 31, 2006.  Details of the new option agreement can be found in ITEM 4D below.

This new option agreement is still active and exploration work on the property is on going.  A description of the past and current work can be found in the Introduction above as well as in Item 4D ‘Property’.

4B.  Business Overview

Sola Resource Corp. is a Canadian based natural resource exploration company focusing on diamond exploration.  The Company has an 8% interest in a diamond property (the Yamba Lake Project), located in the Mackenzie Mining Division of the Northwest Territories, Canada.  SouthernEra, one of the joint venture partners, is the exploration manager and operator for the property.

Presently, the property is in the exploration stage and is not considered a commercially viable mineable deposit.  The Yamba Lake Property was originally staked in 1992 after the discover of the BHP kimberlite pipe in Lac De Gras, Northwest Territories.  In 1992 and 1993 regional airborne geophysics were conducted on the property.  In 1993, 288 regional till samples were completed along with 5 exploration drill holes.  This work resulted in the discovery of three kimberlite pipe (Torrie, Sputnik and Sue).

In 1994, continued exploration drilling resulted in the discovery of two additional kimberlite pipes (Eddie and Ptarmigan).  Analysis of the kimberlite from these 5 pipes did not reveal diamond grades high enough for immediate continuation.

In 1996, a further 532 till samples and 932m of drilling of drilling were conducted on the property.   In 1997 an additional 468 till samples and 1,400m of drilling was completed resulting in the discover of the T10 kimberlite pipe.  A 385m delineation and 353, bulk sample drilling program was then completed on the Torrie and T10 kimberlite pipes, which produced a 2,000kg sample of kimberlite.  This sample was then shipped to a processing facility where a caustic dissolution and DMS processing was completed.

Since SouthernEra became the operator for the property under their joint venture agreement, they have completed 8,000 line kilometres of airborne geophysics in April 1999, drilling of previously discovered kimberlites for re-testing, and additional exploration drilling which resulted in the discovery of the S141 kimberlite pipe.

In March 2000, SouthernEra completed additional ground geophysics to follow up 32 known targets, and a further exploration drilling program on 8 to 10 key targets.  In August of 2001, SouthernEra completed drilling on 4 separate targets on the property. No Kimberlite was discovered.

In April 2002, SouthernEra began a drill program on the property to test 6 targets.  In July 2002, SouthernEra announced positive results on their program on the re-testing of the Sue Pipe.

On April 28, 2003, SouthernEra announced that it had completed processing the drill core from the T-10 and Sue kimberlite pipes including the remaining T-10 pipe drill core from the T-10 drilling program conducted in 1999 (processed during March, 2003).  The microdiamond results are tabulated in table A and the diamond recoveries based on individual square mesh screen categories are listed in table B below. The T-10 kimberlite samples were independently tested by Saskatchewan Research Council's (“SRC”) geoanalytical laboratory in Saskatoon, Sask., and processed by SRC's standard caustic fusion diamond recovery system.

TABLE A. T-10 PIPE DIAMOND RESULTS

Total

sample

weight

(kg)

Diamonds recovered

228.41

Total

+0.5 mm     +1.0 mm

 1     2            1     2

Axis  Axes  Axis  Axes

 189

20    8            1     0

TABLE B. T-10 PIPE DIAMOND RESULTS

No. of

diamonds

Square mesh

recovered

sieve size

(228.41 kg)

+0.600 mm                   1

+0.425 mm                   6

+0.300 mm                  19

+0.212 mm                  37

+0.150 mm                  72

+0.106 mm                  54

In addition, the remaining Sue kimberlite pipe drill core was processed through SRC's gravity separation jig plant process to recover diamonds larger than 0.85 millimetre using a square aperture screen. The Sue jig process diamond recovery results are tabulated in table C.

 TABLE C. SUE PIPE JIG PLANT DIAMOND

RECOVERY RESULTS

No. of

diamonds

Sample

recovered

Carats

Sample

weight

(< 0.85 mm

per

No.

(kg)

square mesh)

tonne

1

750

2

0.055

2

402

0

0.000

The current exploration program during 2003 is focused on carrying out ground geophysical surveys on 16 priority kimberlite pipe-like airborne geophysical targets located in the vicinity of the Sue, Sputnik and Torrie kimberlite pipe area as well as within the T-10 kimberlite pipe area. Once the surveys are completed and positive targets identified from the ground surveys, drill testing is anticipated to begin.

The Company has financed its operations, property acquisition, and property exploration primarily through the distribution of equity capital.  SouthernEra is responsible under the current option agreement to provide all funding required for the exploration work, and the maintenance of mineral tenure.

4C.  Organizational Structure

The Company is a publicly held company with its common shares trading on the TSX-V.  The Company is managed by a Board of Directors.  The Company does not have any subsidiaries and it is not a part of any larger group of companies, outside that of its mineral property joint venture agreement detailed in ITEM 4D below.

4D.  Property

The Company's properties are located in the Lac de Gras area of the Northwest Territories, Canada.

Yamba Lake Property

The Company currently has a participating interest of 8% in the Yamba Lake Property.

By way of Mineral Property Option Agreement dated the 23rd day of May, 1996 between the Company, Tanqueray Resources Ltd. (“Tanqueray”), and Mill City International Inc. (“Mill City”), the Company was granted an option to acquire an undivided 51% interest (the “First Option”), subject to a 2% gross overriding royalty, in certain mineral claims known as the “Yamba Lake Claims” located in the Northwest Territories.  The Company has also acquired the option to earn an additional undivided 19% interest in the Yamba Lake Claims (the “Second Option”).  An undivided interest is an interest where by when the purchaser has fulfilled all its obligations under the option agreement and has thus exercised its option; the percentage of interest agreed upon will then be transferred from the original holder to the purchase free and clear of any leans or liabilities associated with that interest.  In addition, once the interest is transferred to the purchaser, the purchase is then free to do what it pleases with that interest (i.e. sell, further option agreement etc).

The gross overriding royalty means 2% of gross proceeds are to be paid to a third party as per the joint venture agreement.  Gross proceeds means the actual proceeds from any processor, mint, smelter, refinery or other purchaser from the sale of Mineral Products, after deducting from such proceeds the following charges to the extent that they were not deducted by the purchaser in computing payment; processing (not including milling), smelting, and/or refining charges; penalties; assay costs; and costs of freight and handling of mineral products to any processor, mint, smelter, refinery or other purchaser including costs of insurance; and ad valorem taxes and taxes based upon sales or production, but not income tax.  Mineral products means all ores, minerals, and mineral resources, including, without limitation, diamonds, produced from the Yamba Lake Property.

As consideration for the First Option, the Company has agreed to:

(a)

Conduct and pay for all exploration, and associated processing costs of any nature whatsoever on the Yamba Lake Claims until such time as the Company has completed no less than a $5,000,000.00 work program as follows:

(i)

$1,600,000.00 by October 31, 1997; (spent)

(ii)

$1,600,000.00 by October 31, 1998; and (spent)

(iii)

$1,800.000.00 by October 31, 1999.

As at the date of this filing approximately $3.2 million has been expended.

(b)

Issue to Tanqueray and Mill City (as to 150,000 shares each), 300,000 fully paid and non-assessable common voting shares in the capital of the Company, as follows:

(i)

50,000 shares (as to 25,000 each), upon receipt of regulatory approval to the May 23, 1996 Agreement;

(ii)

50,000 shares (as to 25,000 each), on or before May 23, 1997;

(i)

100,000 shares (as to 50,000 each), on or before May 23, 1998; and

(ii)

100,000 shares (as to 50,000 each), on or before May 23, 1999.

The Company may exercise the Second Option only if it has exercised the First Option and is not in default under the May 23, 1996 Agreement, and by doing all of the following:

(a)

On or before December 31, 1999, the Company must allot and issue to Tanqueray and Mill City (as to 150,000 shares each), a total of 300,000 fully paid and non-assessable common voting shares in its capital; and

(b)

On or before December 31, 2001, the Company must cause a Feasibility Study to be completed and delivered to the Management Committee, as that term is defined in the May 23, 1996 Agreement, at its expense and until such delivery will bear and pay all exploration expenditures on the Yamba Lake Claims.

This agreement would expire if any of the obligations by the Company were not met (default), or if a new agreement is reached which would supercede this one.

A new joint venture agreement was established with SouthernEra (see below) relieving any further financial obligations by the Company on the Yamba Lake Property.  The funds expended up until this new agreement by the Company qualified the Company to retain an 11% interest in the property.  The Second Option was therefore never exercised by the Company.  The Company had met all material obligations under the Tanqueray and Mill City option agreement up until the date the SouthernEra Agreement superseded it.  This included the issuance of a total 200,000 shares, 100,000 to each of Tanqueray and Mill City.

Property Description, Location, and Access

Claim Number	Claim Name	Acreage	Record Date	Expiry Date*
F21241-F21273	EF1-EF73	81,711.2	2/12/1992	2/12/1999-2/12/2002
F22041-F22068	CD1-CD28	70,795.0	2/12/1992	2/12/1999-2/12/2002

**Certain properties were taken to a lease, while others were allowed to lapse.  Details of which properties were taken to a lease can be fond below.

The properties are located in the Mackenzie District of the Northwest Territories, with the center located at approximately latitude 65° 00’N, 110° 00’w 150km south of the Arctic Circle.  The property lies 90 kilometres North of Lac de Gras and 350 kilometres north of Yellowknife.

The properties are accessible in the summer by float or wheel equipped aircraft and in the winter by ski or wheeled aircraft from Yellowknife.  This is the most common way for access to the site as well as for supporting on-going exploration work. During the winter months materials and fuel can be brought in over the Lupin Mine winter road.  The road however does not pass directly through the property.  Materials and fuel brought up the winter road are staged along the roadside near the property and then flown into the property using Twin Otter aircrafts on wheels or skis.  The winter road is open from early February to early April each year.

Larger aircraft can land on the 6,000-foot gravel airstrip 70 kilometres northwest of the property at the Lupin mine, or the Carat Camp airstrip, which is 90 kilometres northwest.  The materials then have to be flown on to the site using smaller Twin Otter aircrafts.

In August of 1998, the Company, Mill City, and Tanqueray Resources amended the joint venture agreement and subsequently signed an agreement with SouthernEra regarding the Yamba Lake Property. This new agreement supersedes the original Yamba Lake Agreement.  Pursuant to a letter agreement dated August 12, 1998, SouthernEra has the right to acquire a 51% undivided interest in the 61 claim, 152,506-acre Yamba Lake claim block by expending exploration costs of $10-million on the claim on or before December 31, 2002 as follows:

$250,000 on or before December 31, 1998 (firm);

$750,000 on or before December 31, 1999 (optional); and

$9,000,000 on or before December 31, 2002 (optional).

In the years ended December 31, 2000 and December 31, 2001, SouthernEra will expend a minimum of $750,000 per year.

Upon the exercise of the option by SouthernEra, a new joint venture will be created with the following participating interests:

Techsite Strategies Corp.

11%

Tanqueray Resources Ltd.

19%

Mill City Gold Ltd.

19%

SouthernEra Resources Ltd.

51%

Participating interest means an undivided beneficial interest in the Asset, and all rights and obligations arising under the Joint Venture Agreement, as such interest may from time to time be adjusted hereunder, expressed as a percentage.

At this time, Techsite will have a 60 days option to acquire an additional 2-½ % net interest from Tanqueray and Mill City (1 ¼ % from each) for a total of $6,250,000.

Dilution for non-participation in any majority approved work program would be based on a pro-rata dilution formula and could not exceed 5%.

In the event SouthernEra fails to complete the $10,000,000 exploration program, the Yamba Lake Claims will revert to the joint venture partners as follows:

Techsite Strategies Corp.

11%

Tanqueray Resources Ltd.

44.5%

Mill City Gold Ltd.

44.5%

In May 1999, the Company received regulatory approval on the letter agreement.

As of January 31, 2002, SouthernEra had spent $3,500,000 Cdn on exploration activities on the property.  SouthernEra felt that they would not be able to meet the requirements of the Option Agreement, which required them to spend another $7,500,000 Cdn by December 31, 2002.

Subsequently, the joint venture partners agreed to a new option agreement dated April 2, 2002.  Mill City, Tanqueray and the Company signed a new option agreement with SouthernEra  whereby  SouthernEra  has  the  option  to  earn a 60-per-cent undivided interest in the 152,000-acre Yamba Lake  property  by  completing and  delivering  to  the  parties a bankable feasibility study on or before Dec. 31, 2006.  When SouthernEra has earned its 60-per-cent undivided interest, the remaining interests in the property will be

Techsite (now Sola)

8%

Tanqueray

16%

Mill City

16%

Throughout the option period and in each calendar year, SouthernEra shall be required to spend a minimum of $300,000 on the Yamba Lake property to maintain its option.  In addition, SouthernEra shall immediately take all steps required to convert all or a portion of the claims comprising the Yamba Lake Property into a lease in accordance with the legal requirements necessary to covert such claims to lease.

SouthernEra has a further right to increase its interest to 65 per cent by arranging on behalf of all parties 100 per cent of the required capital cost financing set out and defined in the bankable feasibility study.  This further right must be exercised within two years of Southern Era earning its initial 60% interest as described above.  Should SouthernEra exercise the option to increase its undivided interest to 65%, it shall also be entitled to receive a 1% premium on the costs associated with the financing including, but not limited to, interest costs, arrangement fees, stand by fees and origination fees applicable to each minority parties pro rata share of these costs.  In the event of SouthernEra exercising its rights to 65%, the undivided interests of the other parties shall be the following:

Techsite  (now Sola)

7%

Tanqueray

14%

Mill City

14%

On May 8, 2002 the joint ventures partners received notice from SoutherEra that it has taken the following claims to lease:

Claim Name:

Claim Number

Description

EF33

F21273

Eddie Pipe

EF08

F21248

T10 Pipe

EF23

F21263

Suzie Pipe

EF24

F21264

Torrie and Sputnik Pipes

CD09

F22049

S141 Pipe

CD10

F22050

Ptarmigan Pipe

All remaining claims were allowed to lapse.

Geology

The property is located in the treeless tundra of the barren lands, approximately 150 kilometres south of the Arctic Circle.  The topography is characterized by rocky rolling ridges separated by low-lying muskeg and numerous shallow lakes.  Local relief varies between 440 and 520 meters above sea level, but is generally quite flat.

It is believed that the Slave Province Kimberlites are of Mesozoic age and that they can intrude any rock type.  Due to their ultra-mafic content, (mostly olivine, altered to serpentine, and other magnesium rich minerals including phlogopite), the Kimberlite is less resistant than the enclosing rocks and weathers to form local depressions, which are now covered by lakes, swamps and muskegs.

SouthernEra continued exploration including collection of heavy mineral samples, ground geophysics following up on the airborne surveys and targets identified from sampling as well as further drilling during the summer of 1999.

In March of 2000, SouthernEra completed additional ground geophysics to follow up 32 known targets, and a further exploration drilling program on 8 to 10 key targets.  In August 2001, SouthernEra completed drilling on 4 separate targets on the property. No Kimberlite was discovered.

In April 2002, SouthernEra began a drill program on the property to test 6 targets.  In July 2002, SouthernEra announced positive results on their program on the re-testing of the Sue Pipe (see details of the results above in Item 4B).

In order to provide the reader with some understanding of the various geological references made within this document, a list of definitions for some geological terms have been included at the end of this report.

History and Previous Work

The first systematic geological investigation of the Point Lake/Contwoyto Lake area was reconnaissance geological mapping conducted by the Geological Survey of Canada in 1949.  Historically, mineral exploration of the Slave Structural Province focused primarily on gold and base metals within the Yellowknife Supergroup metavolcanic and metasedimentary rocks in the Mackay, Aylmer and Clinton-Colden Lakes areas.

In January 1992, immediately following the staking of the Diamet / BHP Lac De Gras property the Yamba Lake property was staked.  A low-level airborne magnetic survey was flown over the southern (EF) portion of the property; the northern portion of the property was flown in May 1993.

The property was bulk heavy mineral concentrate (HMC) till sampled on a regional basis by Tanqueray resources in 1993.  A total of 288 samples were collected.  These samples revealed pronounced pyropes, chromium diopside, olivine and picro-ilmenite dispersion train in the southwest portion of the property.

In September 1993, a total of 5 exploratory drill holes were completed from the shores of three lakebound Kimberlite targets with the discovery of the Torrie, Sputnik and Sue Kimberlites resulting.

In 1994, Tanqueray continued to explore the property, which exploration resulted in the discovery of the Eddie and Ptarmigan Kimberlites.

In 1996, a further 532 HMC till samples were collected and 932 meters of drilling did not result in the discovery of any further Kimberlites.  However a number of indicator mineral dispersion trains were developed that would become the target of future exploration work.

In 1997, a three-phase program was conducted.  Phase 1 in January and February collected 206 samples, with a total of 468 samples collected between January and April 30, 1997.  This sampling resulted in 191 samples returned as anomalous with 942 kimberlitic indicator minerals being discovered.  This sampling was followed by 1,400 meters of exploratory drilling, resulting in the discovery of the T10 Kimberlite.

Three Hundred and eighty five meters of delineation and 353 meters of bulk sample drilling were completed on the Yamba Lake property, followed by 2,000 kilograms of caustic dissolution and DMS processing of Kimberlite from the Torrie and T10 pipes.

SouthernEra has taken an aggressive approach to the Yamba Lake project by collecting 1,007 geochemical samples from the claim block.  These samples, in addition to the 1,500 geochemical samples already taken, will provide a comprehensive database to better interpret the available air magnetic and electromagnetic data.

SouthernEra has recovered Kimberlitic indicator minerals including several pyrope garnets with excellent G-10 chemistry, which cannot be traced to the previous discovered Kimberlites.  This would seem to indicate the presence of further Kimberlite bodies.

Commencing in late February 1999, the claim block has been re-surveyed with an airborne magnetic and electromagnetic system using different line direction orientation from the previous geophysical surveys.  This 8,000-line kilometre survey was completed in April 1999.

SouthernEra has redrilled at two previous discovered Kimberlites and will continue to conduct detailed ground geophysical surveys to delineate additional targets for drill testing.

In early May 1999, the exploration drilling resulted in the discovery of one new Kimberlite body (S141).  The discovery hole, located approximately three kilometres southeast of the Ptarmigan pipe, was drilled at an inclination of 45 degrees and tested an elongated land based magnetic low.  Kimberlite was intersected from 62.00 to 76.75 meters.  A second hole has been drilled to attempt to define the extent of the Kimberlite body.

SouthernEra continued exploration including collection of heavy mineral samples, ground geophysics following up on the airborne surveys and targets identified from sampling as well as further drilling during the summer of 1999.

In March 2000, SouthernEra completed additional ground geophysics to follow up 32 known targets, and a further exploration drilling program on 8 to 10 key targets.  In August 2001, SouthernEra completed drilling on 4 separate targets on the property. No Kimberlite was discovered.

SouthernEra began a drill program on the property in April 2002 to test 6 targets.  In July 2002, SouthernEra announced positive results on their program on the re-testing of the Sue Pipe.   The Sue pipe is one of seven known kimberlite pipes at Yamba Lake. Its surface expression is estimated to be 150 metres by 100 metres - similar in size to those at Ekati. The first hole at Sue, drilled at a minus 45-degree angle, intersected 172 metres of kimberlite yielding a sample of 226.7 kilograms. This sample, independently tested by Saskatchewan Research Council's Geoanalytical Laboratory, returned 77 micro diamonds (using a 0.106 millimetre mesh bottom screen) plus 18 macrodiamonds having one dimension greater than or equal to 0.50 millimetres. Within this sample, the best results were generated within a 71.35 kilogram portion returning 52 microdiamonds and 17 macrodiamonds. The hole was stopped in kimberlite.

Most results in the Northwest Territories have been reported using a 0.15 millimetre mesh bottom screen. On this basis, the 226.7 kg sample yielded 30 microdiamonds and 18 macrodiamonds for an encouraging 0.6 macro/micro diamond ratio, comparable to published data on economic pipes in the area. The smaller, higher grade Sue sample yielded 21 microdiamonds and 17 macrodiamonds for a 0.81 macro/micro diamond ratio. The majority of the diamonds from Sue were white in color. The four largest of the recovered stones measured 1.44 by 1.10 by 1.04 millimetres, 1.56 by 0.72 by 0.66 millimetres, 1.16 by 0.64 by 0.5 millimetres and 0.90 by 0.76 by 0.60 millimetres. In addition, 11 of the macrodiamonds are greater than 0.5 millimetres in two dimensions.

Over the summer period of 2002, SouthernEra drilled additional holes at Sue to determine the stone size distribution from a larger sample and also to better understand the structure of the Sue Pipe. They also drilled new geophysical targets identified in last year's exploration program and drill tested some of the remaining 7 kimberlite pipes at Yamba Lake.

Figure 1 – Location Map for Yamba Lake Property

The Company does not anticipate any requirements for funding of the Yamba Lake Property as SouthernEra is obligated to cover these expenses under the most recent joint venture agreement.

Item 5  Operating and Financial Review of Prospects

5.A.  Operating Results

The Company does not have any operations that generate revenues.  The operations of the Company currently consist of managing the Joint Venture Agreement it has on the Yamba Lake Property.  Due to this management, as well as on-going costs of maintaining active status on the TSX-V, the Company did have operating expenditures as outlined below.

Inflationary pressure does not exist for the Company.

Foreign currency fluctuations do not affect the Company as the Company is Canadian based and all operations and expenses occur within Canada.

Current or anticipated changes in governmental economic, fiscal, monetary or political policies or factors are not anticipated to materially affect, directly or indirectly, the Companies operations.  Governmental factors that affect operating licenses and permits do however pose some risk, which are discussed in ITEM 3D.

RESULTS OF OPERATIONS

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars.  References in this document to “$” and “CDN$” refers to Canadian Dollars, unless otherwise specified; references to “US$” refers to US Dollars.

The following discussion of the financial condition, changes in cash flows and results of operations of the Company for the three years ended January 31, 2003, 2002 and 2001 should be read in conjunction with the financial statements of the Company and related notes included therein.

The Company’s financial statements are in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) the application of which, in the case of the Company, conforms in all material respects for the period presented with the United States GAAP, except as referred to in Note 15 of the financial statements of the Company included herein.

The Company’s financial statements were prepared on a going concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The Company currently does not have any producing properties.  The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain an economical ore reserve.  As a result, the Company is considered an exploration stage company.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the environmental operating permits, the ability of the Company to obtain necessary financing to complete exploration and possible development, and future profitable production of proceeds from the disposition thereof.

The Company has financed its activities through the distribution of equity capital.  The timing of such distributions was dependent on the requirements of the Company and the economic climate.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.  Nevertheless, the Company anticipates proceeds of private placements will be sufficient to carry out operations during the next twelve months.

The most recent significant financing is described in the following paragraphs.

Effective May 12 1997, the Company issued 2,000,001 Special Warrants at $0.90 per warrant for net proceeds of 1,800,000.90.  Each special warrant is convertible without further consideration into a Unit comprised of one share an done warrant which entitles the holder to purchase an additional share for $0.90 up to May 12, 1998 or at $1.05 up to May 12, 1999.  A finder’s fee of 2.5% Special Warrants was paid.

Effective May 22 1998, the Company issued 2,916,998 Special Warrants for total proceeds of 437,500. Each Special Warrant is convertible without further payments into 1 Common Share and 1 Share Purchase warrant, which entitle the holder upon payment of $0.15 to one additional Common Share. The Agent received $29,377 cash and 195580 Special Warrants as a commission on this Special Warrant issue.

In March 1999, 3,112,848 common shares were issued pursuant to the conversion of 3,112,848 special warrants outstanding at January 31, 1999.  In addition 3,112,848 share purchase warrants were issued entitling the holders thereof the right to purchase one common share for each warrant held at $0.15 per share expiring May 22, 1999.  In May 1999, the Company extended the expiry date on these share purchase warrants from May 22, 1999 to November 22, 1999.  In addition, the exercise price per share was increased from $0.15 to $0.18.

The Company released a press release dated June 6, 2000 announcing a private placement to generate funds for working capital requirements.  The private placement consisted of 525,000 units at a price of $0.18 per unit.  Each unit consisted of one (1) common share of the Company and one (1) non-transferable share purchase warrant entitling the holder, for a two (2) year period to purchase one (1) additional common share of the Company at $0.24.  The private placement generated $94,500 for the Company’s working capital for Fiscal 2001.

During the year ending January 31, 2002 the Company’s working capital requirements were provided through a loan by one of the Directors of the Company.  No payments were made on the interest portion of the large debt with the private geological firm.

Subsequent to January 31, 2003 the Company completed a financing of 383,333 Units at a price of $0.15 per Unit on March 21, 2003.   Each Unit consists of 1 common share of the Company and 1 non-transferable share purchase warrant (the “Warrant” or “Warrants”), entitling the holder to purchase 1 additional share of the Company, for a 1 year period, at $0.30 per share.  In addition a finders fee of 26,000 units (consisting of one common share and one non-transferable share purchase warrant to purchase 26,000 common shares at 30 cents) was issued.  The financing generated $57,500 for the Company, which was used for general working capital requirements, consisting mainly of various expenses required for listing maintenance.

Subsequent to January 31, 2003, the Company completed a second financing of 9,785,001 Units at a price of $0.15 per Unit on July 16, 2003.  Each Unit consists of 1 common share of the Company and 1 non-transferable share purchase warrant (the “Warrant” or the “Warrants”), entitling the holder to purchase 1 additional share of the Company, for a 2 year period, at $0.30 per share.  In addition a finders fee of 238,333 Units and a cash payment of $2,300 was also issued.  The financing generated $1,467,750 and was used to retire the long outstanding debt of the Company of $1,300,000.  The remaining funds were used for general working capital purposes.

The total shares Issued as of the date of this filing is 13,109,365 along with 10,432,667 warrants outstanding.

The nature of “other income (loss)” shown in the financials represent amounts not expected to reoccur regularly and thus not included as a component of operating expenses for Canadian GAAP.  The line item includes the following:

•

The loss on disposal of capital assets relating to the year ended January 31, 1999.

As per Note 6 in the financials, the Company as of January 31, 2003 had an outstanding debt to the geological firm of $1,293,960.  The loan is subject to a 6.55% interest per annum.

Fiscal Years Ended January 31, 2003, 2002, 2001

During Fiscal 2003 the Company’s level of expenditure increased slightly from 2002, mainly due to the increase in interest coverage on the large outstanding debt, the increased costs associated with completing the final reviews of the Form 20F with the U.S. Securities and Exchange Commission and the increase in fees in Canada associated with TSX-V listing requirements.  In 2001, 2002 and 2003 a deterioration in capital markets have made raising of equity capital, the Company’s source of funds, much more difficult.

Deferred exploration costs in 2003 are nil, compared to nil in 2002 and 2001.

There are no capital expenditures anticipated for the Company in the short or long term basis as the mineral property asset of the Company is currently under a joint venture where by the joint venture partner is required to incur all the exploration costs up to the point of a Bankable Feasibility Study or December 31, 2006, which ever comes first.  Any capital expenditures required for the property after the deliver of the Bankable Feasibility Study or 2006 is dependant on exploration results yet determined.

The Company foresees corporate expense required for the next year to be approximately $150,000, which covers an approximate $80,000 in interest coverage alone.  These funds will come from new equity financing of which some has been completed as of the date of this report (see ITEM 5A).

The loss for Fiscal 2003 was $151,899, compared to Fiscal 2002 which was $138,527, and compared to Fiscal 2001 which was $148,233.  The losses in these years are mainly due to interest charges on a large amount of debt the Company has with a geological firm.  The debt holder has agreed to work with the Company through the depressed markets until such time as the Company is in a position to re-pay the debt.  The debt as of January 31, 2003 was $1,293,960.  The debt is incurring interest at the rate of 6.55% per annum.  The Company is making no interest payments at this time and therefore the annual interest charges are being compounded on the principle amount owing.  As mentioned above the Company has subsequently completed an equity financing to retire the entire debt.

Loss per share was ($0.06) in 2003, ($0.05) in 2002, and ($0.06) in 2001.

During Fiscal 2002, the Company changed its accounting policy relating to exploration costs and development costs of options on mineral properties. Previously, mineral property acquisition and exploration costs were capitalized and carried at cost and written down if properties are abandoned sold or if management determines there is impairment in value. The Company will now expense mineral property acquisition and exploration costs and write-off previously capitalized balances as a cumulative effect of a change in accounting policy for its fiscal period beginning February 1, 2001.

The Company has adopted the change in accounting policy without restatement of prior periods and has adjusted the opening balances for its fiscal period beginning February 1, 2001.  This resulted in an increase in deficit this year by $2,874,432.

Variation in Operating Results

The Company is presently exploring its properties, through joint venture agreements, for sufficient reserves to justify production.  None of its properties are yet in production and consequently, the properties do not produce any revenue.  As a result the variations expected in operating results from year to year will be directly related to the levels of activity in exploration, acquisition and financing.  Stability if it is achieved is not expected until such time, if any, as an economical ore deposit is discovered and a production decision is made on one of its properties.

The Company derives interest income on its bank deposits, which depend on the Company’s ability to raise funds and the timing of proposed expenditures.

Management periodically through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a predetermined hold period for any property as geological or economic circumstances render each property unique.

The Company has met all material terms of the Yamba Lake Joint Venture Agreement.

Debt

As noted above, the Company currently has a significant debt with a geological firm in Vancouver, Canada.  The debt holder has agreed to work with the Company through the depressed markets until such time as the Company is in a position to re-pay the debt.  The debt as of January 31, 2003 was $1,293,960.  The debt is incurring interest at the rate of 6.55% per annum.  The Company is making no interest payments at this time, and therefore the annual interest charges are being compounded on the principal amount owing.

Subsequent to January 31, 2003, the Company raised and completed an equity financing of $1,467,750.  The primary purpose of this financing was to retire this debt and generate some working capital for the Company.  The financing was completed on July 16, 2003 and as of the date of this report, the entire debt has now been settled.  The holder of the debt agreed to settle the amount owing plus interest up to February 2003, which at that time was $1,300,000.

5B.  Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of Common stock, Special Warrants and the exercise of Share Purchase Warrants. The Company has had no revenue from operations to date and does not anticipate revenues in the foreseeable future.

The Company issues a press release dated June 6, 2000 announcing a private placement to generate funds for working capital requirements.  The private placement consisted of 525,000 units at a price of $0.18 per unit.  Each unit consisted of one (1) common share of the Company and one (1) non-transferable share purchase warrant entitling the holder, for a two (2) year period to purchase one (1) additional common share of the Company at $0.24.  The private placement generated $94,500 for the Company’s working capital for Fiscal 2001.

Funds required for Fiscal 2002 and 2003 have been loaned to the Company by the Directors of the Company until such time as the Company can raise sufficient funds to pay the Directors back.  Alternatively, the Directors may elect to settle the small loan by the issuance of shares for debt.

Subsequent to January 31, 2003 the Company completed a financing of 383,333 Units at a price of $0.15 per Unit on March 21, 2003.   Each Unit consists of 1 common share of the Company and 1 non-transferable share purchase warrant (the “Warrant” or “Warrants”), entitling the holder to purchase 1 additional share of the Company, for a 1 year period, at $0.30 per share.  In addition a finders fee of 26,000 units (consisting of one common share and one non-transferable share purchase warrant to purchase 26,000 common shares at 30 cents) was issued.  The financing generated $57,500 for the Company, which was used for general working capital requirements, consisting mainly of various expenses required for listing maintenance.

The total shares Issued as of January 31, 2003 was 2,676,698, however after the completion of this financing, the total shares Issued as at the date of this report, being June 30. 2003 is 3,086,031

Subsequent to January 31, 2003, the Company completed a second financing of 9,785,001 Units at a price of $0.15 per Unit on July 16, 2003.  Each Unit consists of 1 common share of the Company and 1 non-transferable share purchase warrant (the “Warrant” or the “Warrants”), entitling the holder to purchase 1 additional share of the Company, for a 2 year period, at $0.30 per share.  In addition a finders fee of 238,333 Units and a cash payment of $2,300 was also issued.  The financing generated $1,467,750 and was used to retire the long outstanding debt of the Company of $1,300,000.  The remaining funds will be used for general working capital requirements.

The Company had a working capital deficiency of $99,055 as at the end of Fiscal 2003. The Company’s cash needs through fiscal 2004 are expected to come from the issuance of equity capital and if the trading price of the Company’s stock is sufficiently high through the exercise of previously issued Share Purchase Warrants. There can be no guarantee that the Company will be able to raise the necessary capital to maintain any or all of its properties in good standing.

At the end of Fiscal 2003 the Company had either met all of the requirements under the various mineral agreements or anticipates that amendments required under the various agreements will be obtained in order to maintain those agreements in good standing, or has dropped the properties which are the subject of those agreements.

On August 21, 2001, the Company was designated as Inactive in accordance with Policy 2.6 of the Canadian Ventures Exchange Act.  A listed company trading under the Inactive designation does not meet the Tier Maintenance Requirements (“TMR”) of the Exchange as outlined in the Exchange Policy 2.5.   An Inactive Issuer can continue to trade on Tier 2 of the Exchange, but an “I” will be added to its trading symbol until it has completed a Reactivation and meets Tier 2 TMR.  The Company does not meet Tier 2 TMR due to its working capital position (see ITEM 9C for a detailed explanation of Tier 2 TMR and the Company plans and deadlines for reactivation).

The Company anticipates the spending of approximately $100,000 in administrative expenditures during Fiscal 2004.

5C.  Research and Development, Patents and Licenses etc.

No Applicable

5D.  Trend Information

Not Applicable

Item 6  Directors, Senior Management and Employees

6A.  Directors and Senior Management

Table No. 2 lists as of July 31, 2003 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Table No. 2 – Directors of the Company

Name, Municipality of Residence & Present Position with the Company	Principal Occupations Presently and During Last Five (5) Years	Commencement of Directorship	Age of Director
Feisal Somji Calgary, Alberta President and Director Member of Audit Committee	Businessman; Private Company Positions: Director of Kitikmeot Geosciences Ltd. from 1997 to present; President of Adamas Management Ltd. from 1998 to present; President of Meridian Aviation Ltd. from 1997 to 1999; President of Meridian Geosciences Ltd. from 1999 to 2002; Public Company Positions: Director and Secretary of New Meridian Mining Corp., from 2000 to present, Director, CFO and Secretary for Muskox Minerals Corp. from 2003 to present.	Since: June 28, 1999	34
William Dynes Vancouver, British Columbia Director Member of Audit Committee	Consulting Geologist; Self Employed Mining Exploration Consultant from 1984 to present; Public Company Positions: Director of Premier Minerals Ltd. from 1989 to present; Director of New Meridian Mining Corp. from 1996 to present; Director of Muskox Minerals Corp. from 1996 to present. President of Muskox Minerals Corp. from 1999 to 2003.	Since: September 23, 1996	50
Roger D. Morton Edmonton, Alberta Director Member of Audit Committee

Director of Canadian River Petroleum Ltd., from 1998 to 1999; Director of Golden Star Resources Ltd. from 1985 to 1999; Director of International Roraima Gold Corp. from 1994 to 1999; Director of New Blue Ribbon Resources Ltd. from 2001 to 2002; Director of Takla Star Resources Ltd. from 1993 to 1999; Director of Solitario Resources Corp. from 1996 to 1999; Director of Tres Or Resources Ltd. from 2002 to present; Director and President of Polar Star Diamonds Ltd. from 1995 to present; Director and President of Diamori Ltd. from 1997 to present; Director of Uraguay Goldfields Inc. from 1998 to present; Director of Uraguay Mineral Exploration Inc. from 1998 to present; Director of Mindoro Resources Ltd. from1996 to present; Director of Star Resources Corp. from 1993 to present; Director of Black Swan Gold Mines Ltd. from 1999 to present; Director of Leeward Capital Corp. from 1999 to present; Director of Muskox Minerals Corp. from 1999 to present; President of Muskox Minerals Corp. from 2003 to present

		Since: May 13, 2003	67
Navin F. Verjee North Vancouver, British Columbia Director	Businesswomen; Self-Employed Business Consultant in the jewellery and colored stones industry; direct importer and wholesaler of colored gemstones and pearls.	Since: February 20, 2003	52
Andrew Walker West Vancouver, British Columbia Director	Lawyer; Public Company Positions: Director of APAC from 2000 to 2001; President and Director of Benem Ventures Inc. from 2001 to Present; Director of White Hawk Ventures Inc. from 1995 to 1998; President and Director of Consolidated Texas Northern Minerals Ltd. from 1997 to 1999; Secretary of Rio Verde Industries Inc. (formerly Consolidated Texas Northern Minerals Limited) from 1999 to present; Secretary of Venstone Ventures Corp. from 1997 to 1998. Director of U.S. Diamond Corp. from 1997 to present; Director of APAC Telecommunications Corporation from 2000 to present.	Since: July 22, 1997	49

Table No. 3 lists as of July 31, 2003 the names of the Executive Officers of the Company.  The Executive Officers are appointed by the Directors and voted for by shareholders at the Annual General Meetings, and serve until the earlier of their resignation or removal with or without cause by the Directors.

Table No. 3 – Executive Officers of the Company

Name	Age	Title	Date First Affiliated
Feisal Somji	34	President	June 28, 1999
Andrew Walker	49	Secretary	July 22, 1997

Feisal Somji, President and Director, is a resident of Alberta, Canada.  Mr. Somji dedicates 50% of his time as the President of the Company.  He does not receive any compensation for his work.

Andrew Walker, Secretary of the Company, is a resident of British Columbia.  Mr. Walker dedicates 10% of his time as the Secretary of the Company.  He does not receive any compensation for this work.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any Company of which he/she is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any Company of which he is an officer or director form engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanour involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Executive Officers.  There are no material arrangements or understandings between any two or more Directors or Executive Officers.

6B.  Compensation

The Company has no formal plan or standard arrangements for compensating its Directors or Officers for their service in their capacity as Directors other than the granting of stock options.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  No such expenses were incurred or claimed by the Directors and Officers for this fiscal year.

During Fiscal 2003, no Executive Officer or Director individually received/accrued in excess of US$60,000 in compensation.  Collectively, all Executive Officers and Directors received, directly and indirectly, $nil in Fiscal 2003, compared to $nil in Fiscal 2002.

No funds were set aside or accrued by the Company during Fiscal 2003 to provide pension, retirement or similar benefits for Executive Officers or Directors.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2003 to compensate such Officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

No Executive Officer or Director received other compensation in excess of the less of US$25,000 or 10% of such officer’s cash compensation, and all Executive Officers and Directors as a group did not receive other compensation, which exceeds US$25,000 times the number of persons in the group or 10% of the compensation.

Except for the stock option program the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s Executive Officers or Directors.

It is anticipated that salaries and executive options compensation will be increased to more closely reflect industry standards if the Company is successful at establishing economic mineral reserves on one or more of its properties which results in operating revenues or a significant level of financing.

Stock Options

Stock Options to purchase securities of the Company are granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX-V.  Stock options must be approved by the Company’s shareholders at an Annual General Meeting.  The Company has no formal written stock option plan.

Under TSX-V guidelines, stock options for up to 10% of the number of issued and outstanding shares of common stock may be granted from time to time, provided that stock options in favor of any one person may not exceed 5% of the total issued and outstanding shares of the Company’s common stock.  No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

A provision of the relevant Stock Option Agreements, as required by TSX-V policies, provides that, in the event an optionee ceases to be a director, officer or employee of the Company, his/her stock options terminate upon the expiry of 30 days from the date he/she ceased to hold such office.

The exercise price of all stock options granted under the stock option program must be at least equal to the fair market value of such shares of common stock on the date of grant, and the maximum term of each stock option may not exceed five years.

The exercise prices for stock options were determined in accordance with TSX-V policies and reflect the Discounted Market Price of the Company’s common stock on the day on which the Directors granted and publicly announced the stock options.

The Market Price means the last daily closing price of the Issuer’s Listed Shares before either the issuance of the news release; or the filing of the Price Reservation Form required to fix the price at which the securities are to be issued or deemed to be issued.  Whereas the Discounted Market Price is the Market Price minus the discount allowed under the TSX policies (Policy 1.1).  This states that the Discounted Market Price means the Market Price less a discount which shall not exceed the amount set forth below, subject to a minimum price of $0.10:

Closing Price

Discount

Up to $0.50

    25%

$0.51 to $2.00

    20%

Above $2.00

    15%

When the Company sets the option price, it will use the Discounted Market Price whenever possible.

 STOCK OPTIONS DURING THE MOST RECENTLY

COMPLETED FINANCIAL YEAR

(STATED IN CANADIAN DOLLARS)

Name	Securities Under Options (#)	% of Total Options to Directors in Financial Year	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
William Dynes	80000	38%	$0.18	$0.18	June 5, 2002
Feisal Somji	80000	38%	$0.18	$0.18	June 5, 2002
EAW Enterprises Ltd. (beneficial owner Andrew Walker)	50000	24%	$0.18	$0.18	June 5, 2002

(1)

Based on the average closing price of the common shares of the Company on the TSX-V for the ten (10) trading days preceding the date of grant.

No Options were exercised by the Company's Directors for the period up to and including the date of this filing.  These options are now expired unexercised.

EAW Enterprises Ltd. is a non-reporting British Columbia resident company of which Andrew Walker is the president, sole director and sole shareholder.

The TSX-V permits Companies wholly owned by a Director or Officer to hold options so long as the beneficial ownership of the Company remains with that Officer/Director and that the Officer/Director executes an undertaking to that effect.

6C.  Board Practices

All members of the Board are voted to term during each of the Company’s Annual General Meetings, and will serve their position for one year, up until the next AGM.  The current board was re-elected during the most recent AGM held in Calgary, AB, Canada on July 29, 2003.

Details regarding the Directors, terms of office, compensation upon termination and service contracts can be found in ITEM 6A above.

Pursuant to the Company Act (British Columbia), the Company is required to have an Audit Committee comprised of three (3) directors, two (2) of whom are not officers or employees of the Company.  Bill Dynes, Roger Morton and Feisal Somji make up the Audit Committee for the Company.  The term of office falls under the same guidelines for that of the Director position.   The Audit Committee will review all quarterly and yearly financial statements and are required to sign their approval of the Year End Audited Financial Statements.

6D.  Employees

There are no employees of the Company, nor have there been any for the past three fiscal years.

6E.  Share Ownership

The following is a list of Directors and Officers and the respective share ownership in the Company:

Shareholding of Directors and Executive Officers

As of August 15, 2003

Title of Class	Name of Beneficial Owner	Amount and Nature of beneficial owner	Percent of Class 1.
Common	Andrew Walker Feisal Somji Bill Dynes Roger D. Morton Navin F. Verjee

161,083    Common 1.

0               Options 2.

133,333    Warrants 3.

1,267,917  Common 1.

0                Options 2.

1,166,667  Warrants 3.

1,297,917  Common 1.

0                Options 2.

1,166,667   Warrants 3.

666,667     Common 1.

0                Option 2.

666,667    Warrants 3.

650,000  Common 1.

0             Options 2.

650,000  Warrants 3.

1.2% 9.7% 9.9% 5.1% 5.0%

Based on 13,109,365 shares of common stock outstanding as of 8/15/03; and currently exercisable stock options owned by each beneficial holder.

1.  Percentage calculated as securities owned divided by 13,109,365 ignoring dilutive effect of exercise or conversion. Total number of common shares include the recent financings completed by the Company.

2.  The Options held by the Directors are fully detailed in ITEM 6B above

3.  The Warrants are described under the recent financing as outlined in ITEM 5

There are no employees of the Company and therefore no arrangements have been made for employee stock options.

Item 7  Major Shareholders and Related Party Transactions

7.A  Major Shareholders

Greater than 5% Shareholders

In search through shareholder listings held by the Company and its Transfer Agent, as of August 15, 2003, and aside from the Directors of the Company as fully described in ITEM 6E, five shareholder has been identified in holding more than 5% of the voting securities:

Name	# of Securities Held	% of Total Securities Held	Class of Securities
1. Blue Sky Farms (Calgary, AB, Canada 2. Pan Worldwide (Dar Es Salaam, Tanzania) 3. Chad Chomlack (Toronto, Ontario, Canada) 4. Thomas Kovacs (Austria) 5. MiddleMarch Partners (London, UK)	1,133,333 1,133,333 1,200,000 1,200,000 766,667 766,667 1,000,000 1,00,000 766,667 766,667	8.7% 9.2% 5.9% 7.6% 5.9%	Common Warrants Common Warrants Common Warrants Common Warrants Common Warrants

All of the above shareholders participating in the second private placement in 2003 of the Company where by the Company raised $1,467,750 for the payment of the debt and for general working capital.  This private placement was completed on July 16, 2003.  This was the first time any of these shareholders have purchased shares of the Company.

None of these shareholders have any different voting rights other than held by its ownership of the Company’s common shares.

Record Holders in Host Country

The Registrant’s common shares are issued in registered form and the following information is from the Registrant’s registrar and transfer agent, Pacific Corporate Trust Company, located in Vancouver, British Columbia, Canada.

On July 27, 2003, the shareholders’ list for the Registrant’s common stock showed 170 registered shareholders and 3 Depositories holding shares and 3,086,029 shares outstanding.  12 of these shareholders were US residents, owning 340,513 shares representing 11.0% of the issued and outstanding shares of common stock.  In addition, the Company requested the Omnibus Proxy from the American Depository Trust Company (ADP) that showed 28 institutions holding the Company shares, representing 334,929 shares.

There is 1 foreign shareholder holding 50,000 shares.

The Company feels that it has in excess of 1,200 shareholders of its common stock.  This information is based upon the requests for information during the Annual General Meeting mail out, whereby the Company’s transfer agent received 1,285 requests for mail out in addition to 30 sets from ADP.

As noted in ITEM 4A above and ITEM 9C below, the Registrant’s common shares have been approved to list on the OTCBB.  On June 29, 2002 the NASD approved a $0.02 Bid, $0.06 Ask, however the Company has not yet begun active trading on the OTBB.  The shares on the OTCBB last traded on March 31, 2003 with a bid ask range from $0.01 to $0.55.

Other Direct or Indirect Ownership or Control of the Company

The Company has reviewed all available information it has, including Company shareholder lists, Transfer Agent reports and US holdings list provided by The Depository Trust Company, and is not aware of any other corporation, foreign government, or natural or legal person(s) severally or jointly that have ownership or control of the Company.

In addition, the Company is not aware of any arrangements that may affect the control of the Company.

7B.  Related Party Transactions

None of the persons who were Directors or Officers of the Company at any time during the Company’s last fiscal year, insiders of the Company or associates or affiliates of those persons, had any material interest, direct or indirect by way of ownership of securities or otherwise, except for the following:

During the year, the Company incurred the following amounts charged by directors of the Company or companies controlled by directors of the Company:

	2003	2002	2001
	$	$	$
Advertising	-	-	-
Consulting	-	-	-
Management fees	-	-	-
Office	-	-	-
Professional fees	6,492	5,739	14,732
Rent	-	-	-
Telecommunications	-	-	-
Trade shows	-	-	-

	$ 6,492	$ 5,739	$ 14,732

Other than as disclosed above, there have been no transactions which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favourable to the Company as the Company could have obtained from unaffiliated parties.

The professional fees were accrued to the law firm Boughton Peterson Yang Anderson.  Andrew Walker is a lawyer for the law firm, and the legal expenses paid to this firm represent his time completing legal requirements for the Company.

7C.  Interest of Experts and Counsel

Not Applicable

Item 8  Financial Information

8A.  Consolidated Statements and Other Financials Information

The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP as noted in the footnotes to the financial statements.

The Company is filing its Financial Statements under Item 17 of the Form 20F Annual Report, and all statements can be found in the back of this report.

The audited financials are for the Year Ended January 31, 2003.

Legal Proceedings

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows no active or pending proceedings against anyone that might materially adversely affect an interest if the Company.

8B.  Significant Changes

During fiscal 2002, the Company changed its accounting policy relating to exploration costs and development costs of options on mineral properties. Previously, mineral property acquisition and exploration costs were capitalized and carried at cost and written down if properties are abandoned, sold or if management determines there is impairment in value. The Company will now expense mineral property acquisition and exploration costs and write-off previously capitalized balances as a cumulative effect of a change in accounting policy for its fiscal period beginning February 1, 2001.

The Company has adopted the change in accounting policy without restatement of prior periods and has adjusted the opening balances for its fiscal period beginning February 1, 2001.  This resulted in an increase in deficit this year by $2,874,432.

Item 9  The Offer and Listing

9A.  Offer and Listing Details

TSX-V

For the five most recent full financial years, the following are the high and low market prices for the Company:

Period Ended	High	Low
January 31, 2003	0.19	0.02
January 31, 2002	0.16	0.04
January 31, 2001*	1.00	0.03
January 31, 2000	0.24	0.02
January 31, 1999	2.90	0.30

*During this quarter the Company’s shares were consolidated on a 1 new to 10 old share basis.  Therefore the low of $0.3 was pre-consolidation and the high of $1.00 is post consolidation.  The share volume is a mix of pre and post consolidation

The following table lists the volume of trading and high, low and closing sales prices on the TSX-V for the Company’s common shares for the last twelve fiscal quarters.

TSX-V Stock Trading Activity

Quarterly Basis

Period Ended	Volume	High	Low	Close
7/30/03	27,800	0.13	0.08	0.08
4/30/03	165,270	0.20	0.05	0.15
1/31/03	163,364	0.09	0.02	0.05
10/31/02	143,627	0.11	0.05	0.07
7/30/02	185,210	0.19	0.03	0.12
4/30/02	85,250	0.13	0.04	0.08
1/31/02	55,347	0.12	0.04	0.04
10/31/01	39,420	0.12	0.06	0.06
7/30/01	33,217	0.11	0.07	0.10
4/30/01	40,454	0.16	0.09	0.13
1/31/01	253,646	0.22	0.09	0.14
10/31/00	131,759	0.28	0.11	0.11

The following shows the high and low market prices for the Company for each of the most recent preceding six months:

Period Ended	High	Low
July 2003	0.13	0.08
June 2003	0.105	0.08
May 2003	0.105	0.085
April 2003	0.15	0.09
March 2003	0.20	0.09
February 2003	0.20	0.05

OTCBB

The following table lists the volume of trading and high, low and closing sales prices on the OTCBB for the Company’s common shares since initial OTCBB listing:

Period Ended	Volume	High	Low	Close
July 2003	0	-	-	-
June 2003	0	-	-	-
May 2003	0	-	-	-
April 2003	0	-	-	-
March 2003	100	0.02	0.02	0.02
February 2003	5,250	0.04	0.03	0.04
January 2003	0	-	-	-
December 2002	0	-	-	-
November 2002	0	-	-	-
October 2002	8,000	0.01	0.01	0.01
September 2002	0	-	-	-
August 2002	0	-	-	-
July 2002	0	-	-	-
June 2002	8,000	0.01	0.01	0.01

9B.  Plan of Distribution

Not Applicable to Annual Filings

9C.  Markets

As of January 31, 2003 the Company was trading on the TSX-V as Techsite Strategies Corp. with the trading symbol “TSS” and CUSIP # 87873W-10-0.

As of July 17, 2003, the Company’s common shares trade on the TSX-V, having the name Sola Resource Corp. with the trading symbol “SL” and CUSIP # 83409Q-10-5.

Subsequent to January 31, 2002, the Company received clearance on April 2, 2002 from the NASD on its Form 15c-211 Application for an unpriced quotation on the OTCBB. On June 19, 2002, NASD cleared the Company to submit a quote of $0.02 Bid, $0.06 Ask on the OTCBB for the Techsite Strategies Corp. Common Stock.  As of July 17, 2002, the Company is trading on the OTCBB under the symbol “SOLAF”.

Prior to February 24, 2000 the Company traded under the name of Cypango Ventures Ltd, with trading symbol “CAV” and CUSIP #23266C-10-4.

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset valued on prospects of such companies.  In particular, the Company’s shares fluctuated from a low of $0.02 during Fiscal 2003 to a high of $0.19.   Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration.  There can be no assurance that continual fluctuations in the Company’s share price and volume will not occur.

The current stock price makes this stock a ‘penny stock’ as defined by Rule 3a51-1 of the Securities Exchange Act of 1934, and as such is subject to the penny stock rules.  The common stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 jointly with their spouse.  For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers of our stock to sell their shares in the secondary market.  It may also cause fewer broker-dealers willing to make a market and it may affect the level of news coverage we receive.

On August 21, 2001, the Company was designated as Inactive in accordance with Policy 2.6 of the TSX-V.  A listed company trading under the Inactive designation does not meet the Tier Maintenance Requirements (“TMR”) of the TSX-V as outlined in the TSX-V Policy 2.5.   An Inactive Issuer can continue to trade on Tier 2 of the TSX-V, but an “I” will be added to its trading symbol until it has completed a Reactivation and meets Tier 2 TMR.

To maintain a listing as an active Tier 2 Issuer, an Issuer must meet all Tier 2 TMR for its industry segment.  These requirements are set out below.

Shareholder Distribution -

•

at least 300,000 Listed Shares free of Resale Restrictions, held by Public Shareholders;

•

at least 150 Public Shareholders holding at least one Board Lot each, free of Resale Restrictions; and

•

at least 10% of the Listed Shares which are free of Resale Restrictions held by Public Shareholders.

Market Capitalization – The Public Float of a Tier 2 Issuer must have a Market Value of at least $100,000

Working Capital –  A Tier 2 Issuer must meet the following minimum working capital standards:

•

adequate Working Capital and Financial Resources to maintain operations and cover general and administrative expenses for six months,  with at least $50,000;

Activity – A Tier 2 Issuer must maintain the following activity standards:

•

significant operating revenues in the previous 12 months; or

•

at least $50,000 on exploration or development of the Issuer’s principal properties in the previous 12 months

Assets and Operations – To maintain a listing, an Issuer must not:

•

substantially reduce or impair its principal operating assets;

•

cease to be an operating Issuer; or

•

discontinue a substantial portion of its operations or business for any reason

The Company has dropped below the Tier 2 TMR due to insufficient working capital.  Working Capital as defined by the TSX-V is current assets minus current liabilities.  This has occurred due to the lack of working capital available to the Company.  The current working capital is ($99,055), which is accounted for by the deficiency of general and administrative expenses.  As outlined above, the Company is required to have at least $50,000 in working capital for general and administrative expenses.

In accordance with Policy 2.6, Section 3 there are restrictions placed on the Company at the time of being designated Inactive.  Of significance, the Company may not grant new stock options, its Insiders may not exercise previously granted stock options, and the Company may not accrue aggregate management fees of more than $2,500 per month.

Sections 4 and 5 of Policy 2.6 outline the requirements, procedures and deadlines for an Inactive company to meet TMR.  A comprehensive plan for reactivation must be filed with the Corporate Maintenance Department of the TSX-V by the Company within 12 months of being designated Inactive and the Company is required to demonstrate that it will meet the TMR within 18 months of being designated Inactive.  Specifically, the Company must file a satisfactory reactivation plan with the TSX-V no later than August 21, 2002, and attain TMR prior to February 21, 2003.

The Company filed a reactivation plan with the TSX-V on February 24, 2003, which was subsequently approved on March 21, 2003.  The Company has until August 20, 2003 to complete the reactivation plan.

If the Company fails to meet the TMR by August 20th, 2003, and no further extensions can be obtained from the TSX-V by the Company, the Company will move to the NEX board under the TSX-V.  The NEX board has been recently set up by the TSX-V to facilitate the trading of the shares of companies that do not meet Tier 2 TMR.   In this event, the Company will eventually have to meet the requirements as outlined in Policy 2.9 for re-instatement for trading on Tier 2.

9D.  Selling Shareholders

Not Applicable

9E.  Dilution

Not Applicable

9F.  Expenses of the Issue

Not Applicable

Item 10  Additional Information

10A.  Share Capital

The authorized capital of the Company is 100,000,000 shares of common stock without par value.  As of January 31, 2003, the end of the Company’s most recent fiscal year, there were 2,676,698 common shares outstanding.

Warrants

 As of January 31, 2003 there were no outstanding warrants.

As of the date of filing, there are 10,432,667 warrants outstanding at an exercise price of $0.30 per share.  The warrants are good for one year and have the following expiry dates:

	Number Outstanding	Expiry date	Exercise Price
First private Placement	409,333	March 22, 2004	$0.30
Second Private Placement	10,023,334	July 17, 2004	$0.30

Total Warrants Outstanding	10,432,667

The following warrants expired during Fiscal 2003 unexercised:

Holder	Number Outstanding	Expiry date	Exercise Price
Bill Dynes	131,250	July 7, 2002	$0.24
Feisal Somji	131,250	July 7, 2002	$0.24
EAW Enterprises Ltd.	27,750	July 7, 2002	$0.24
Rainmaker Enterprises Ltd.	234,750	July 7, 2002	$0.24

Total Warrants Outstanding	525,000

Escrow Shares

In 1983 the Company, then known as Tanos Petroleum, issued 750,000 escrow shares to the following individuals:

Malcolm P. Burke

360,000

Barney Magnusson

167,500

Allan Smedstad

167,500

Brian Irwin

55,000

Malcolm Burke, Barney Magnusson and Brian Irwin were Directors of the Company at the time of this issuance.

Current management of the Company has searched all archived records of the Company (including ones found at the Legal Office and the Transfer Agent of the Company), and no Escrow Agreement can be found regarding the connection of Allan Smedstad to the Company at that time, or the terms and conditions of the Escrow Agreement.

Through Annual General Meeting minutes and Director Resolutions found in the Company’s minute books, in July 1987, all the above escrow shares were transferred to Robert Crossley, the then President and Director of the Company.

During the Name Change from Tanos Petroleum to Cypango Ventures and the 5:1 Consolidation in 1992, the 750,000 escrow shares were consolidated to 150,000 shares.

Under the principle that normal escrow agreements normally contain a clause specifying cancellation of the shares ten years from the date of receipt issued by the British Columbia Securities Commission, these shares were in principle canceled in 1997, ten years from the date that Robert Crossley received them.  The Company however did not file for the cancellation of the escrow shares until 2000, when the Company underwent another Name Change and Consolidation, reducing the escrow shares, if in principle they still existed to 15,000 shares.

Effective March 29, 2000, the Company cancelled the 15,000 escrowed shares and the shares were returned to the treasury of the Company.  During the cancellation the TSX-V did not acknowledge any outstanding escrow shares, thereby confirming that they must have automatically been cancelled at the ten-year mark in 1997.  Records of the cancellation of the escrow shares, and the return of these shares to treasury, were provided in the Form 20F Annual Report for the year ended January 31, 2000.

Without the presence of any actual Escrow Agreement, general terms and condition of ‘Performance Escrow’ provides restrictions that the shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Registrant, its transfer agent or escrow holder make any transfer or record any trading of these shares without the consent of the Superintendent of Brokers for British Columbia.

General terms of escrow agreements also provide that a portion of the consideration for original issuance of the escrowed shares is to encourage the escrow shareholder to act in the best interest of the Company, and if the Company becomes successful due in part to the efforts of the escrow shareholder, the escrow shareholder shall be entitled to maintain his ownership of the escrowed shares and to a release of the shares from the terms of the escrow agreement.

10B.  Memorandum and Articles of Association

Company Data

The Company was incorporated under the laws of British Columbia on February 13, 1980 by registration of its Memorandum and Articles as Tanos Petroleum Company.  The Company was issued a Certificate of Change of Name to Cypango Ventures Ltd. on November 10, 1992.

On February 22, 2000 the Company received approval for a share consolidation and name change.  The Company subsequently received a Certificate of Name Change dated February 22, 2000 from Cypango Ventures Ltd. to Techsite Strategies Corp. and the common shares of the Company were consolidated on a 10 old for 1 new basis.

On July 16, 2003 the Company received approval for a name change to Sola Resource Corp.  The Company began trading under this name on July 17, 2003.

Initial Public Offering

The Company’s initial public offering on the VSE was pursuant to a prospectus dated February 13, 1980 only to investors in the Province of British Columbia, Canada.  The Company issued 515,000 common shares raising $51,500 after commissions.  The Company’s stock began trading on the VSE on February 13, 1980.

Historical Corporate Development

Since incorporation, the Company has been involved in the exploration of natural resource properties.

In June 1991, the VSE declared the Company inactive.  During the period of June 1991 to August 1995, the Company’s search for mineral property acquisitions did not yield any properties it felt worthy of investment.  As discussed below, between August 1995 and April 1996, the Company acquired several natural resources properties and closed several private placements, with the intention of using the funds for further exploration of these resource properties and general working capital purposes.  The Company received approval from the VSE for reactivation on April 4, 1996.

Effective at the opening of February 24, 2000, the common shares of Techsite Strategies Corp. commenced trading on CDNX, and the common shares of Cypango Ventures Ltd. were delisted.

During 2001, the CDNX merged with the Toronto Stock Exchange (TSE) to form a combined exchange in Canada.  The new exchange is the Toronto Ventures Exchange (TSX).  The Companies listing requirements, symbol, etc were not affected by this merger.

Effective at the opening of July 17, 2003, the common shares of Sola Resource Corp. commenced trading on the TSX-V, and the common shares of Techsite Strategies Corp. were delisted.  All rights attached to each common share were not modified in anyway, nor were any new class of shares offered.

All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its directions, out of funds legally available thereof.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act of British Columbia.  Unless the Company Act or the Company’s Articles or memorandum otherwise provide, any action to be taken by a resolution or the members may be taken by an ordinary resolution or by a vote of a majority of more of the shares represented at the shareholders’ meeting.

The Company’s Articles and the B.C. Company Act contain provisions which require a “special resolution” for effecting certain corporate actions.  Such a “special resolution” requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a “special resolution” include:

a)

Transferring the Company’s jurisdiction from British Columbia to another jurisdiction;

b)

Giving financial assistance under certain circumstances;

c)

Certain conflicts of interest by Directors;

d)

Disposing of all or substantially all of the Company’s undertakings;

e)

Removing a Director before the expiration of his term of office;

f)

Certain alterations of share capital;

g)

Changing the Company name;

h)

Altering any restrictions of the Company’s business; and,

i)

Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of shares of the common stock of the Company while there is any arrearage in the payment of dividends or sinking fund instalments.

Annual General Meeting must be held each year, specifically within 13 months of the previous one.  A Notice of Annual General Meeting is published by the Company through local newspapers and through a Company news release advising shareholders of the meeting date.  The AGM’s have been held at the Company’s Legal offices in Vancouver, Canada.  The AGM requires a minimum of 10% of the outstanding shares to be voted either in person or through proxy, and requires at least two shareholders (including Directors and Officers of the Company) to be present.  If these minimum requirements are not met, the Chairperson for the meeting will postpone the meeting for a period of one to two weeks to allow additional votes to come in.  During the second held meeting, there are no minimum requirements to meet a quorum for the meeting.

The Company is not aware of any restrictions or limitations on the rights of non-residents or foreign owners to hold, vote, or receive remittance on the Company’s securities, other than those discussed in Item 9D.

10C.  Material Contracts

Yamba Lake, NWT, Canada

In August of 1998, the Company, Mill City, and Tanqueray Resources amended the joint venture agreement and subsequently signed an agreement with SouthernEra Resources regarding the Yamba Lake Property. This new agreement supersedes the original Yamba Lake Agreement.  Pursuant to a letter agreement dated August 12, 1998, SouthernEra has the right to acquire a 51% undivided interest in the 61 claim, 152,506-acre Yamba Lake claim block by expending exploration costs of $10-million on the claim on or before December 31, 2002 as follows:

$250,000 on or before December 31, 1998 (firm);

$750,000 on or before December 31, 1999 (optional); and

$9,000,000 on or before December 31, 2002 (optional).

In the years ended December 31, 2000 and December 31, 2001, SouthernEra will expend a minimum of $750,000 per year.

Upon the exercise of the option by SouthernEra, a new joint venture will be created with the following participating interests:

The  Company

11%

Tanqueray Resources Ltd.

19%

Mill City Gold Ltd.

19%

SouthernEra Resources Ltd.

51%

Participating interest means an undivided beneficial interest in the Asset, and all rights and obligations arising under the Joint Venture Agreement, as such interest may from time to time be adjusted hereunder, expressed as a percentage.

At this time, the Company will have a 60 days option to acquire an additional 2-½ % net interest from Tanqueray and Mill City (1 ¼ % from each) for a total of $6,250,000.

Dilution for non-participation in any majority approved work program would be based on a pro-rata dilution formula and could not exceed 5%.

In the event SouthernEra fails to complete the $10,000,000 exploration program, the Yamba Lake Claims will revert to the joint venture partners as follows:

The Company

11%

Tanqueray Resources Ltd.

44.5%

Mill City Gold Ltd.

44.5%

In May 1999, the Company received regulatory approval on the letter agreement.

As of January 31, 2002, SouthernEra had spent $3.5 million Cdn on exploration activities on the property.  SouthernEra felt that they would not be able to meet the requirements of the Option Agreement, which required them to spend another $7.5 million Cdn by December 31, 2002.

Subsequently, the joint venture partners agreed to a New Option Agreement dated April 2, 2002.  Mill City, Tanqueray and the Company signed a new option agreement with SouthernEra  whereby  SouthernEra  has  the  option  to  earn a 60-per-cent undivided interest in the 152,000-acre Yamba Lake  property  by  completing and  delivering  to  the  parties a bankable feasibility study on or before Dec. 31, 2006.  When SouthernEra has earned its 60-per-cent undivided interest, the remaining interests in the property will be

The Company

8%

Tanqueray

16%

Mill City

16%

Throughout the option period and in each calendar year, SouthernEra shall be required to spend a minimum of $300,000 on the Yamba Lake property to maintain its option.  In addition, SouthernEra shall immediately take all steps required to convert all or a portion of the claims comprising the Yamba Lake Property into a lease in accordance with the legal requirements necessary to covert such claims to lease.

SouthernEra has a further right to increase its interest to 65 per cent by arranging on behalf of all parties 100 per cent of the required capital cost financing set out and defined in the bankable feasibility study.  This further right must be exercised within two years of SouthernEra earning its initial 60% interest as described above.  Should SouthernEra exercise the option to increase its undivided interest to 65%, it shall also be entitled to receive a 1% premium on the costs associated with the financing including, but not limited to, interest costs, arrangement fees, stand by fees and origination fees applicable to each minority parties pro rata share of these costs.  In the event of SouthernEra exercising its rights to 65%, the undivided interests of the other parties shall be the following:

The Company

7%

Tanqueray

14%

Mill City

14%

Tanzania

Subsequent to January 31, 2003, on April 1, 2003 the Company announced that is has executed a binding Letter Of Intention with Frontier Resources Ltd. (“Frontier”), a private, Tanzania resident company, pursuant to which it has been granted the right to acquire a 70% per cent interest in certain mineral claims located in the Shinyanga Mining District of Tanzania, which claims cover approximately 500 square kilometers (the “Properties”).  In order to exercise its right, the Company must deliver a bankable feasibility study in respect of the Properties within 7 years of the effective date of a formal agreement between the parties (the “Formal Agreement”). The Company can increase its interest in the Properties to 80% by arranging 100% of the capital cost financing set out in the feasibility study.

The Formal Agreement will be prepared and executed by the parties upon expiry of a 30 day due diligence period during which the Company will complete its review of the Properties and their underlying agreements.

It is the intention of the Company and Frontier to jointly pursue and acquire additional mineral claims/tenements in Tanzania and, to that end, the parties will execute a Joint Venture Agreement. As with the Properties described above, it is proposed that the Company will earn a 70% interest by providing funding and exploration expertise, while Frontier will maintain the acquired claims in good standing and provide logistical support.

As of the date of this report, the Company is negotiating the terms of the Formal Joint Venture.

10D.  Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s Common Shares.  Any remittance of dividends to United States residents are; however, subject to a 15% withholding tax (10% if the shareholder is a Company owning at least 10% of the common shares of the Company) pursuant to Article X of the reciprocal treaty between Canada and the United States.

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the Articles of Incorporation of the Company on the right of foreigners to hold or vote the common shares of the Company.  Management believes that in the case of the common stock of the Company, there are no limitations on the rights of non-Canadians to vote the Company’s common shares.

The Investment Canada Act (the “ICA”), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise.  In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of $5 million or more in value.  Review and approval are also required for the acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA:  (i) the acquisition of all or subsequently all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian Company carrying on the Canadian business; (iii) the acquisition of voting of an entity which controls, directly or indirectly, another entity carrying on a Canadian business.  An acquisition of a majority of the voting interests of an entity, including a Company, is deemed to be an acquisition of control under the ICA.  An acquisition of less than one-third of the voting shares of a Company is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Company is presumed to be an acquisition of control unless it can be established that on the acquisition the Company is not, in fact, controlled by the acquirer through the ownership of voting shares.  For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended pursuant to the Free Trade Agreement dated January 2, 1988, between Canada and the United States to relax the restriction of the ICA.  As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by US investors and other foreign investors acquiring control of a Canadian business from US investors has been raised from $5 million to $150 million of gross assets, and indirect acquisitions are not subject to review.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the formal notification to the Canadian government.  These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

10E.  Taxation

The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, company or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act” or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences.  It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed.   The Company would urge each holder to consult his own tax adviser with respect to the income tax consequences applicable to him in his own particular circumstances.

Based on management’s independent review, they believe that the discussion covers all material tax consequences.

Disposition of Common Shares

If a non-resident were to dispose of common stock of the Company to another Canadian Company which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser Company) exceeds the paid-up capital of the common stock sold will be deemed to be taxable as a dividend paid by the purchasing Company, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing Company, and subject to withholding taxes as described below.

Capital Gains

Under the Tax Act, a gain from the sales of common stock by a non-resident will not be subject to Capital Gains Tax in Canada, provided the shareholder (and/or persons who do not deal at arm’s length with the shareholder) have not held a “substantial interest” in the Company (25% or more of the shares of any class of the Company’s stock) at any time in the five years preceding the disposition.  Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by the resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

Dividend

In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder.  By virtue of Article X of the Tax Convention, the rate of withholding tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend and 5% in the case of certain corporate shareholders owning at least 10% of the Company’s voting shares.  In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend.  Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends.

Where a holder disposes of common stock to the Company (unless the Company acquired the common stock in the open market in the manner in which shares would normally be purchased by any member of the public) there will be a deemed dividend to the US holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock.  The amount of such dividend will be subject to withholding tax as described above.

United States Federal Income Tax Consequences

The following is a discussion of possible United States Federal Income Tax consequences, under the law, generally applicable to a US Holder (as defined below) of common shares of the Company.  This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a US Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Services (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time.  The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

Based on management’s independent review, they believe that the discussion covers all material tax consequences.

US Holders

As used herein, a (“US Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a Company created or organized in or under the laws of the United States or any political subdivision thereof and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States.  A US Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distribution on Common Shares of the Company

US Holders receiving a dividend distribution (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the US Holder’s United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” - below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to a US Holder, which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a US Holder, which is a Company.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to a Corporation.  A US Holder which is a Company may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such US Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.

Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar for dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the US Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitations that the credit cannot exceed the proportionate share of the US Holder’s United States income tax liability that the US Holder’s foreign source income bears to his/her or its application of this limitation.  The various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company would be advised to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A US Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  This gain or loss will be capital gain or loss if the commons shares are capital assets in the hands of the US Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the US Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For US Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For US Holders which are corporations (other than Corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company”.  In that event, US Holders that hold common shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a) (31), and the corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the corporation might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a US Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

The Company does not consider itself to be a Foreign Investment Company as we do not have more than 50% US shareholders.  Also, the Company is a mineral exploration company and revenue, if any, will come from the successful exploration of mineral properties, not from the trading of securities and such.

Passive Foreign Investment Company

As a foreign Company with US Holders, the corporation could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1296 of the Code, depending upon the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFIC’s which can have significant tax effects on US Shareholders of foreign corporations.  These rules do not apply to non-US shareholders.  Section 1296 of the Code defines a PFIC as a Company that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is passive income, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value or, if the corporation is a controlled foreign corporation or makes an election, by adjusted tax basis, of its assets that produce or are held for the production of “passive income”, is 50% or more.

A US shareholder who holds stock in a foreign corporation during any year in which such Company qualifies as a PFIC is subject to US Federal income taxation under one of two alternative tax regimes at the election of each such US shareholder.  The following is a discussion of such two alternative tax regimes applied to such US shareholders of the Company.

A US shareholder who elects in a timely manner to treat the Company as a Qualified Electing Fund (“QEF”), as defined in the Code (an “Electing US Shareholder”), will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro-rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing US Shareholder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing US Shareholder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing US Shareholder to (i) generally treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital, (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred taxes.  If the Electing US Shareholder is not a Company, such an interest charge would be treated generally as “personal interest” that can be deducted only when it is paid or accrued and is, only 10% deductible in taxable years beginning in 1990 and not deductible at all in taxable years beginning after 1990.

The procedures a US Shareholder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the US Shareholder’s holding period in which the Company is a PFIC.  If the US Shareholder makes a QEF election in such first year, i.e. a timely QEF election, then the US Shareholder may make the QEF election by simply filing the appropriate documentation at the time the US Shareholder files its tax return for such first year.  If, however, the Company qualified as a PFIC in a prior year during such shareholder’s holding period, then in addition to filing documents, the US Shareholder must elect to recognize (i) (under the rules of Section 1291 discussed below), any gain that he would otherwise recognize if the US Shareholder sold his stock on the application date or (ii) if the Company is a controlled foreign Company, and such shareholder so elects, his/her allocable portion of the Company’s post 1986 earnings and profits.

When a timely QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal code rules will apply.  It is unclear whether a new QEF election is necessary if the Company thereafter re-qualifies as a PFIC.  US Shareholders should seriously consider making a new QEF election under those circumstances.

If a US Shareholder does not make a timely QEF election in the year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a “Non-resident US Shareholder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on disposition (or deemed to be realized by reason by of a pledge) of his/her common shares and (ii) certain “excess contributions”, as specially defined, by the Company.

Non-electing US shareholders generally would be required to pro-rata all gains realized on the disposition of his/her common shares and all excess distributions over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the US shareholder (other than years prior to the first taxable year of the Company during such US Shareholder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.   The Non-electing US Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such tax liability had been due with respect to each such prior year.  A Non-electing US Shareholder that is not a Company must treat this interest charge as “personal interest” which, as discussed above, is partially or wholly non-deductible.  The balance of the gain or the excess distribution or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing US Shareholder holds common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC.  A Non-electing US Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing US Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing US Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC whether or not it is treated as a QEF.  For example under Section 1297(b) (6) of the Code, a US shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative ruling and court decisions, all of which are subject to change.  Any such change could affect the validity of this discussion.  In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect.  There can be no assurance any of these proposed regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion.  Accordingly, and due to the complexity of the PFIC rules, US persons who are shareholders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

The Company does not consider itself to be a Passive Foreign Investment Company as the Company is a mineral exploration company and revenue, if any, will come from the successful exploration of mineral properties, not from the trading of securities and such.  If a mining property is successfully brought to market the Company would undertake not to receive more than 75% of its income from a royalty on the property.  In the event that it contemplated entering into such an agreement, it would send a notice to shareholders declaring its potential tax status as a PFIC.

Controlled Foreign Company

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the corporation or the total value of the stock of (“United States Shareholder”) the corporation, could be treated as a “controlled foreign corporation” under Subpart F of the code.  This classification would effect many complex results including the required inclusion of such United States shareholders in income of their pro-rata shares of “Subpart F income” (as specifically defined by the Code) of the corporation and the corporation’s earnings invested in US property and earnings invested “excess passive assets” (as specifically defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the corporation by a US person who is or was a United States shareholder (as defined in the Code) at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F. and because it is not clear that the corporation is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

10F.  Dividends

The Company has not declared any dividends for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

10G.  Statement by Experts

Not Applicable

10H.  Documents on Display

Documents of the Company can be found at the Company’s legal representative’s office in Vancouver, British Columbia, Canada.  The name and address of the Legal Representative is:

Andrew Walker

Equity Business Lawyers

Suite 201 – 1168 Hamilton Street,

Vancouver, BC, Canada, V6B-2S2

10I.  Subsidiary Information

Not Applicable

Item 11  Quantitative and Qualitative Disclosures about Market Risk

The Company does not engage in any material hedging or other transactions, which are intended to manage risks relating to the fluctuations in mineral prices and does not intend to do so in the foreseeable future.

Risk factors, including market risks, for the Company are discussed in ITEM 3D above.  Because the Company is an exploration stage company only, it cannot quantify market risks, as the Company is not producing any commodities that are exposed to interest rate, inflation rate, commodity price, or exchange rate pressures.  The Company’s exploration programs and material contract for the one exploration program it currently has, are all within Canada.

The Company does not have any cash flows that are exposed to market risks.

Item 12  Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13  Defaults, Dividend Arrearages and Delinquencies

No material defaults have been made by the Company is respect to payments on debt, dividend payments.

The Company has made partial payments on the interest accrued on the debt, however not all interest payments called upon by the original agreement with its debt holder have been paid (as mentioned in Item  5A).  The Company and the debt holder have made an agreement for the extension of these interest and principle payments until such time as the Company is in the position to settle the debt.

Item 14  Material Modifications to the Rights of Security Holders and Use of Proceeds

On February 22, 2000 the Company received approval for a share consolidation and name change.  The Company subsequently received a Certificate of Name Change dated February 22, 2000 from Cypango Ventures Ltd. to Techsite Strategies Corp.  The CUSIP number for Techsite Strategies Corp is 87873W 10 0.  The common shares of the Company were consolidated on a 10 old for 1 new share basis.  All rights attached to each common share were not modified in anyway, nor were any new class of shares offered.

Subsequent to January 31, 2003, on July 16, 2003, the Company received approval for a name change from Techsite Strategies Corp. to Sola Resource Corp.  The Company began trading on the TSX-V as Sola Resource Corp. on July 17, 2003, under the trading symbol ‘SL’.  The CUSIP number for Sola Resource Corp. is 83409Q 10 5.  All rights attached to each common share were not modified in anyway, nor were any new class of shares offered.

Item 15  [Reserved]

Item 16  [Reserved]

PART III

Item 17  Financial Statements

The following Financial Statements have been audited by Davidson and Company, which also conform in all material respects to US GAAP criteria, and have been included herein:

1.  Auditors Report for January 31, 2003 Year End Audited Financials

2.  Balance Sheets as of January 31, 2003 and 2002

3.  Statement of Operations for the years ended January 31, 2003, 2002 and 2001

4.  Statement of Cash Flows for the years ended January 31, 2003, 2002 and 2001

5.  Notes to Financial Statements

Pages 78 to 96

Item 18  Financial Statements

Not Applicable

Item 19  Exhibits

1) The following contracts are attached:

Page Reference
Letter of Intention with Frontier	97

2) The following contracts have been included in previous filings and are incorporated herein by reference:

(a)

Option Agreement dated January 12, 1996 between the Company and Inukshuk, regarding the acquisition by the Company of an undivided 80% interest in the ZL East Claims;  1996 Registration Statement

(b)

Agency Agreement dated January 31, 1996 between the Company and Canaccord Capital Company (“Canaccord”), pursuant to which Canaccord, as agent, agreed to use commercially reasonable efforts to effect the sale of up to 2,000,000 Special Warrants, at $0.75 per Special Warrant;  1996 Registration Statement

(c)

Option Agreement dated February 12, 1996 between the Company and Inukshuk, regarding the acquisition by the Company of an undivided 80% interest in the ZL West Claims;  1996 Registration Statement

(d)

Agency Agreement dated March 14, 1996 between the Company, Canaccord and Yorkton Securities Inc. (“Yorkton”), pursuant to which Canaccord and Yorkton, as agents, agreed to use commercially reasonable efforts to effect the sale of up to 1,300,000 Special Warrants at $1.15 per Special Warrant;  1996 Registration Statement

(e)

Option Agreement dated March 25, 1996 between the Company and Intertech, regarding the acquisition by the Company of an undivided 51% interest in the DA and DAA Claims;  1996 Registration Statement

(f)

Option Agreement dated April 2, 1996 between the Company, Riley and ITL, regarding the acquisition by the Company of an undivided 51% interest in the CJ Claims;  1996 Registration Statement

(g)

Option Agreement dated April 16, 1996 between the Company and Inukshuk, regarding the acquisition by the Company of an undivided 80% interest in the TR, FL, AL and TE Claims;  1996 Registration Statement

(h)

Agreement dated May 10, 1996 between the Company and Krinor, regarding the acquisition by the Company of an undivided 100% interest in 56 mineral claims located in Newfoundland;  1996 Registration Statement

(i)

Option Agreement dated May 23, 1996 between the Company, Tanqueray and Mill City, regarding the acquisition by the Company of an undivided 51% interest in the Yamba Lake Claims;  1997 Form 20F Annual Report

(j)

Agency Agreement dated for reference September 1, 1996 between the Company and Canaccord pursuant to which Canaccord, as agent, agreed to use commercially reasonable effort to effect the sale of up to 700,000 Special Warrants, at $0.80 per Special Warrant;  1997 Form 20F Annual Report

(k)

Letter of Intent dated October 2, 1996, between the Company and Inukshuk regarding the acquisition by the Company of an undivided 80% interest in the TR, FP, MAC, IH and JF mineral claims;  1997 Form 20F Annual Report

(l)

Amending Agreement dated October 15, 1996 between the Company and Inukshuk, amending the terms of the Option Agreement dated January 12, 1996 regarding the acquisition by the Company of an undivided 80% interest in the ZL East Claims;  1997 Form 20F Annual Report

(m)

Amending Agreement dated October 15, 1996 between the Company and Inukshuk amending the terms of the Option Agreement dated February 12, 1996 regarding the acquisition by the Company of an undivided 80% interest in the ZL West Claims;  1997 Form 20F Annual Report

(n)

Amending Agreement dated October 15, 1996 between the Company and Inukshuk amending the terms of the Option Agreement dated April 16, 1996 regarding the acquisition by the Company of an undivided 80% interest in the TR, FL, AL and TE Claims;  1997 Form 20F Annual Report

(o)

Agency Agreement dated for reference October 25, 1996 between the Company, Canaccord and Yorkton, pursuant to which Canaccord and Yorkton, as Agents, have agreed to use commercially reasonable efforts to effect the sale of up to 1,000,000 Special Warrants, at $1.01 per Special Warrant.  1997 Form 20F Annual Report

(p)

Mineral Property Option Termination Agreement dated January 31, 1997 pursuant to which the Company released its interest in the CJ Claims;  1997 Form 20F Annual Report

(q)

Mutual Release and Termination Agreement dated April 11 1997 terminating the agreement respecting the Afridi Lake Option Agreement (DA Claims);  1997 Form 20F Annual Report

(a)

Option Agreement dated April 1, 1997, regarding the acquisition by the Company of an undivided 80% interest in the ZL, IH, MAC, JF, FP and TR Claims;  1997 Form 20F Annual Report

(b)

Option Agreement dated October 27, 1997 pursuant to which the Option Agreements listed in 2(a), 2 (c), and 2(g) are consolidated.  1998 Form 20F Annual Report

(c)

Letter Agreement dated June 1, 1998 between the Company and Inukshuk Capital ltd. deferring payments in (s) above.   1997 Form 20F Annual Report

(d)

Agency Agreement dated February 15, 1998 between the Company and Wolverton Securities Ltd. as Agents, have agreed to use commercially reasonable efforts to effect the sale of up to 5,000,000 Special Warrants, at $0.15 per Special Warrant.  1998 Form 20F Annual Report

(e)

Agreement between the Company and R114950 Developments Ltd. for the option of certain claims in Alberta;  1998 Form 20F Annual Report

(f)

Agreement deferring payment of between the Company and Canamera Geological Ltd;  1998 Form 20F Annual Report

(g)

Letter Agreement of September 18, 1998 between Reclamation Management Limited, Inukshuk Capital Ltd., and Cypango Ventures Ltd.  1999 Form 20F Annual Report

(h)

Notice of Default for Reclamation Management Limited for the Letter Agreement;  1999 Form 20F Annual report

(i)

Letter Agreement Dated August 12, 1998 between Southern Era, Cypango, Tanqueray, and Mill City;  1999 Form 20F Annual Report

(j)

New Option Agreement for the Yamba Lake Property between Southern Era, Techsite Strategies Corp., Tanqueray Resources Ltd. and Mill City International Inc., dated April 2, 2002;   2002 Form 20F Annual Report

Page Reference

3. Foreign Patents:  Not applicable

4  Diagram of Parent and Subsidiaries:  Not applicable

5. Other Documents:

a.

Notice of Annual General Meeting for Year 2003

b.

Information Circular for 2003 AGM

c.

Proxy for 2003 AGM

NA NA 100 102 116

#

Glossary of Scientific and Technical Definitions

Alluvial, alluvium:  Deposits of sedimentary material laid down in river beds, flood plains, lakes, or at the foot of mountain slopes.

Alteration:  A physical or chemical change in a rock or mineral subsequent to its formation.

Amorphous:  Descriptive f those rocks and minerals that have randomly arranged atoms and that lack cleavage, crystals faces, and the other directional properties found in crystalline solids.

Anomolies:  A geological feature, often subsurface, distinguished by geological, geochemical or geophysical means, which is detectably different than the general surrounding.

Assay:  To test ores or minerals by chemical or other methods for the purpose of determining the amount of valuable metals contained.

Assessment Work:  The amount of work specified by law which must be done each period to retain legal control of unpatented mining claims.

Breccia:  A clastic sedimentary rock composed of cemented angular rock fragments.  A volcanic breccia is a pyroclastic rock whose rock fragments are larger than 32 mm.

Bulk heavy mineral concentrate (HMC):   A technique of treating a diamond exploration sample made up of unconsolidated material (e.g. till, soil, stream sediment).   Mineral grains within the sample are selectively concentrated by their specific gravity.

Bulk Sample:  A large sample, frequently involving many tons, selected in such a manner as to be representative of the material being sampled.

Calcopyrite:  A sulphide mineral of copper and iron, being a common ore of copper.

Caustic dissolution:   Sample (e.g. kimberlite) is dissolved by heating with caustic soda leaving only resistant minerals behind (e.g. diamond)

Chrome diopside:   A mineral of the pyroxene group containing chrome.  An indicator mineral for locating kimberlite.

Clastic:  Consisting of rock material that has been mechanically derived, transported and deposited.  Such material is also called detrital.

Core:  The long cylinder of rock, about one inch or more in diameter, that is recovered by the diamond drill.

Country Rock:  A loose term to describe the general mass of rock adjacent to the ore body or anomalous material.

Dispersion train:  Remnant minerals in the soil dispersed by glacial and other erosion processes from the source rock.

DMS processing:  Dense media separation, process for concentrating minerals such as diamond by specific gravity.

Ground geophysics:  Geophysical investigations of the subsurface conducted on the ground as opposed to airborne geophysics.

Kimberlite:  A rare magnesium and iron rich rock; A Kimberlite is a pipe-like volcano sourced  from deep within the earth under extreme temperatures and pressures.  It is the host rock for diamonds and diamond indicator minerals such as ilmenites and garnets; many of the world’s primary diamond deposits are hosted within Kimberlite.

Kimberlitic indicator minerals:

Resistant minerals indicative of kimberlite. Used to trace the location of kimberlites.

Olivine:   A mineral. A magnesium and iron rich silicate.

Magnetic low:  An area with low magnetic susceptibility such as might be found over a kimberlite occurrence.

Mesozoic:   An era ranging in  time from 230 million years ago to 160 million years ago.

Metasedimentary:  A metamorphosed sedimentary rock.

Metavolcanic:  A metamorphosal volcanic rock.

Phlogopite:

A mineral.  A magnesium and potassium rich mica.

Picro-ilmenite:   A titanium and magnesium rich mineral.

Pyroclastic Rock:  Fragmental rock material resulting from explosive volcanic eruptions.  Such material is literally deposited from the air and includes volcanic bombs, blocks, tuff, cinder, ash, and pumice.

Pyropes:   A mineral. A magnesium and often chrome rich garnet.

Pyrope garnets:  A mineral.  A magnesium rich garnet associated with kimberlites, an indicator mineral.

Reserve:  that part of mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Ultra-mafic:   A description of the composition of a rock.  Mafic refers to a rock rich in magnesium and iron.  Ultra mafic refers to a rock very rich in magnesium and iron.  Kimberlite is ultramafic

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement [annual report] on its behalf.

SOLA RESOURCE CORP.____ (Registrant) __________”FEISAL A. SOMJI”____________ Feisal Somji - Director
Date: August 15, 2003

#

TECHSITE STRATEGIES CORP.

FINANCIAL STATEMENTS

JANUARY 31, 2003

#

DAVIDSON & COMPANY

CHARTERED ACCOUNTS

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Techsite Strategies Corp.

We have audited the balance sheets of Techsite Strategies Corp. as at January 31, 2003 and 2002 and the statements of operations and deficit and cash flows for the years ended January 31, 2003, 2002 and 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended January 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

June 11, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to shareholders dated June 11, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

June 11, 2003

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

TECHSITE STRATEGIES CORP.

(An Exploration Stage Company)

BALANCE SHEETS

(Expressed in Canadian dollars)

AS AT JANUARY 31

	2003	2002

ASSETS

Current
Cash	$ 2,425	$ 898
Receivables	2,894	4,440
Prepaid expenses	22,119	3,832

	$ 27,438	$ 9,170

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current
Accounts payable and accrued liabilities	$ 117,074	$ 96,188
Loan payable	-	$ 1,213,098
Due to related party (Note 5)	9,419	25,300

	126,493	1,334,586

Due to related party (Note 5)	48,300	-
Loan payable (Note 6)	1,293,960	-

	1,468,753	1,334,586

Shareholders’ deficiency
Capital stock (Note 7)	11,928,631	11,928,631
Contributed surplus	75,000	75,000
Share subscriptions received in advance (Note 7)	36,000	-
Deficit	(13,480,946)	(13,329,047)

	(1,441,315)	(1,325,416)

	$ 27,438	$ 9,170

Nature and continuance of operations (Note 1)

Adjustment for change in accounting policy (Note 3)

Contingencies (Note 10)

Subsequent events (Note 14)

On behalf of the Board:

“William Dynes”	Director	“Feisal Somji”	Director

The accompanying notes are an integral part of these financial statements.

#

TECHSITE STRATEGIES CORP.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian dollars)

YEAR ENDED JANUARY 31

	2003	2002	2001

EXPENSES
Bank charges and interest	$ 3,975	$ 3,243	$ 8,352
Filing fees	3,457	3,239	1,742
Interest on loan payable	80,862	76,709	68,251
Office and miscellaneous	1,801	4,329	6,880
Professional fees (Note 8)	43,576	37,026	29,227
Rent	2,950	3,239	2,685
Shareholder communication	4,222	5,210	3,187
Transfer agent fees	3,770	5,532	8,931
Travel	7,286	-	-

	(151,899)	(138,527)	(129,255)

OTHER ITEMS
Interest income	-	-	120
Loss on disposal of capital assets	-	-	(19,098)

	-	-	(18,978)

Loss for the year	(151,899)	(138,527)	(148,233)

Deficit, beginning of year	(13,329,047)	(10,316,088)	(10,167,855)

Adjustment for change in accounting policy (Note 3)	-	(2,874,432)	-

Deficit, end of year	$ (13,480,946)	$ (13,329,047)	$ (10,316,088)

Basic and diluted loss per share	$ (0.06)	$ (0.05)	$ (0.06)

Weighted average number of shares outstanding	2,676,698	2,676,698	2,460,448

The accompanying notes are an integral part of these financial statements.

#

TECHSITE STRATEGIES CORP.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

YEAR ENDED JANUARY 31

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (151,899)	$ (138,527)	$ (148,233)
Items not involving cash:
Accrued interest on loan payable	80,862	76,709	68,251
Loss on disposal of capital assets	-	-	19,098
Changes in non-cash working capital items:
(Increase) decrease in receivables	1,546	(3,877)	323
(Increase) decrease in prepaid expenses	(18,287)	1,028	2,185
Increase in accounts payable and accrued liabilities	20,886	39,323	36,527

Cash used in operating activities	(66,892)	(25,344)	(21,849)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from related party	32,419	25,300	-
Share subscriptions received in advance	36,000	-	-
Common shares issued	-	-	94,500
Payment of accrued interest on loan payable	-	-	(79,505)

Cash provided by financing activities	68,419	25,300	14,995

Change in cash during the year	1,527	(44)	(6,854)

Cash, beginning of year	898	942	7,796

Cash, end of year	$ 2,425	$ 898	$ 942

Supplemental disclosure of cash flow information (Note 11)

The accompanying notes are an integral part of these financial statements.

#

TECHSITE STRATEGIES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

JANUARY 31, 2003

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in British Columbia on February 13, 1980 under the name of Tanos Petroleum Corporation.  On July 29, 1992, the Company changed its name to Cypango Ventures Ltd and further changed its name to Techsite Strategies Corp. on February 12, 2000.  The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The Company is considered inactive under the policies of the TSX Venture Exchange (“TSX-V”).  The Company filed a reactivation plan with the TSX-V on February 24, 2003, which was subsequently approved on March 21, 2003.  The Company has until August 20, 2003 to complete the reactivation plan. The Company is prohibited from granting stock options and its principals are prohibited from exercising previously granted stock options while the Company is designated inactive.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Continued operations of the Company are dependent on the Company's ability to receive continued financial support, reach satisfactory repayment terms with its primary creditor (Note 6), complete public equity financing, generate profitable operations in the future and complete the reactivation plan.

	2003	2002

Deficit	$(13,480,946)	$(13,329,047)
Working capital (deficiency)	(99,055)	(1,325,416)

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies adopted by the company are as follows:

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.

Mineral properties

Mineral property expenditures are expensed as incurred.

#

TECHSITE STRATEGIES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

JANUARY 31, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Environmental protection and reclamation costs

The operations of the Company have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not predictable.   The Company's policy is to meet or, if possible, surpass standards set by relevant legislation by the application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged to operations as incurred or capitalized and amortized depending upon their future economic benefits.  The Company does not anticipate any material capital expenditures for environmental control facilities because it is at an early stage of exploration.  Estimated future removal and site restoration costs are considered minimal.

Stock-based compensation

The Company grants options in accordance with the policies of the TSX-V. Effective February 1, 2002, the Company adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” which recommends the fair value-based methodology for measuring compensation costs.  The new section also permits, and the Company has adopted, the use of the intrinsic value-base method which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At January 31, 2003, 2002 and 2001, the total number of potentially dilutive shares excluded from loss per share was nil, 735,000 and 827,750, respectively.

Loss per share is calculated using the weighted average number of shares outstanding during the year.

Income taxes

Future income taxes are recorded using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

#

TECHSITE STRATEGIES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

JANUARY 31, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

3.

ADJUSTMENT FOR CHANGE IN ACCOUNTING POLICY

In March 2000, the Canadian Institute of Chartered Accountants issued AcG-11 “Enterprises in the Development Stage” (“AcG-11”) which provided guidance for recognition, measurement, presentation and disclosure by enterprises in the development stage.  AcG-11 was effective for all fiscal periods beginning on or after April 1, 2000.  AcG-11 provided for new, detailed criteria to apply in the review for impairment of capital assets of extractive operations.  The impact of AcG-11 resulted in a change in the Company’s accounting policy relating to exploration costs as incurred which were previously capitalized.

The Company adopted the cumulative change in accounting policy without restatement of prior periods and adjusted the opening balances for its fiscal period beginning February 1, 2001 as follows:

Balance sheet
Decrease in mineral properties	$ (2,874,432)
Increase in deficit	2,874,432

4.

MINERAL PROPERTIES

Yamba Lake, Canada

Pursuant to a letter agreement dated August 12, 1998, the Company, along with its joint venture partners, optioned a 51% interest in 61 claims located in the Northwest Territories to Southern Era Resources Limited (“Southern Era”).  As Southern Era did not complete the $10,000,000 program detailed in this agreement, a new option agreement dated April 2, 2002 was entered into whereby Southern Era has the option to earn a 60% undivided interest in the Yamba Lake property by completing and delivering a bankable feasibility study to the parties on or before December 31, 2006.  When Southern Era has earned its 60% undivided interest, the remaining interests in the Yamba Lake property will be as follows:

Techsite Strategies Corp. (“Techsite”)	8.0%
Tanqueray Resources Ltd. (“Tanqueray”)	16.0%
Mill City International Inc. (“Mill City”)	16.0%

Throughout the option period and in each calendar year, Southern Era shall be required to spend a minimum of $300,000 on the Yamba Lake property to maintain its option.  In addition, Southern Era shall immediately take all steps required to convert all or a portion of the claims comprising the Yamba Lake Property into a lease in accordance with the legal requirements necessary to convert such claims to lease.

#

TECHSITE STRATEGIES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

JANUARY 31, 2003

4.

MINERAL PROPERTIES (cont’d…)

Yamba Lake, Canada (cont’d…)

Southern Era has a further right to increase its interest to 65% by arranging on behalf of all parties 100% of the required capital cost financing set out and defined in the bankable feasibility study.  This further right must be exercised within two years of Southern Era earning its initial 60% interest as described above.  Should Southern Era exercise the option to increase its undivided interest to 65%, it shall also be entitled to receive a 1% premium on the costs associated with the financing including, but not limited to, interest costs, arrangement fees, stand-by fees and origination fees applicable to each minority parties pro rata share of these costs.  In the event of Southern Era exercising its rights to 65%, the undivided interests of the other parties shall be the following:

Techsite	7.0%
Tanqueray	14.0%
Mill City	14.0%

On May 8, 2002, the joint ventures partners received notice from Southern Era that certain claims were taken to lease with all remaining claims allowed to lapse.

Subsequent to year end, the joint ventures partners received notice from Southern Era that Southern Era was current in regards to its requirement to spend a minimum of $300,000 on the Yamba Lake property.

5.

DUE TO RELATED PARTY

Amounts due to a related party of $57,719 (2002 - $25,300) consists of expenses and loans due to a director of $9,419 (2002 – $25,300) that are unsecured, non-interest bearing with no fixed terms of repayment and $48,300 (2002 – $nil) that are unsecured, non-interest bearing and due on May 1, 2004.

6.

LOAN PAYABLE

	2003	2002

Total principal and accrued interest outstanding	$ 1,293,960	$ 1,213,098

In a prior year, the Company entered into a loan agreement with a geological consultant to repay costs incurred on its mineral claims.  The loan was unsecured, bore interest at 6.55% per annum and was repayable in equal monthly installments of $5,000 until February 1, 2002.  As at January 31, 2002, the Company had not made the monthly installments towards the loan principal as required under the terms of the loan agreement and therefore, was in default of the agreement.  On December 30, 2002 the Company and the geological consultant agreed to amend the loan agreement by extending the due date of the loan to May 1, 2004.  All other terms remained unchanged.

#

TECHSITE STRATEGIES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

JANUARY 31, 2003

7.

CAPITAL STOCK

	Number of Shares	Amount

Authorized
100,000,000 common shares without par value
Issued and outstanding
Balance at January 31, 2000	2,166,698	$ 11,834,131
Escrow shares returned to treasury	(15,000)	-
Issuance of shares for cash	525,000	94,500

Balance at January 31, 2001, 2002 and 2003	2,676,698	$ 11,928,631

During the year ended January 31, 2001, the Company issued 525,000 common shares at a price of $0.18 per share pursuant to a private placement.

As at January 31, 2003, the Company had received $36,000 of subscription proceeds towards a private placement that completed subsequent to January 31, 2003 (Note 14).

Stock options

The Company has a stock option plan in place under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company.  Under the plan, the exercise price of each option equals the discounted market price of the Company's stock as calculated on the date of grant.  The options can be granted for a maximum term of 5 years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Outstanding at January 31, 2000	100,000	$ 1.50
Granted	210,000	0.18
Expired or cancelled	(7,250)	1.50

Outstanding at January 31, 2001	302,750	0.58
Expired or cancelled	(92,750)	1.50

Outstanding at January 31, 2002	210,000	0.18
Expired or cancelled	(210,000)	0.18

Outstanding at January 31, 2003	-	$ -

#

TECHSITE STRATEGIES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

JANUARY 31, 2003

7.

CAPITAL STOCK (cont’d…)

Warrants

During the year ended January 31, 2003, previously issued warrants expired unexercised and therefore, the number of exercisable warrants outstanding at January 31, 2003 was nil (2002 – 525,000).

8.

RELATED PARTY TRANSACTIONS

The aggregate amount of expenditures paid or payable to directors and companies with common directors was as follows:

	2003	2002	2001

Professional fees	$ 6,492	$ 5,739	$ 14,732

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

INCOME TAXES

a)

A reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

	2003	2002	2001

Loss before income taxes	$ (151,899)	$ (138,527)	$ (148,233)

Expected income tax recovery	$ (57,114)	$ (59,012)	(67,624)
Non-deductible expenses	-	-	9,457
Unrecognized benefits of non-capital losses	57,114	59,012	58,167

	$ -	$ -	$ -

#

TECHSITE STRATEGIES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

JANUARY 31, 2003

9.

INCOME TAXES (cont’d…)

b)

Significant components of the Company's future income tax assets are as follows:

	2003	2002

Future income tax assets
Capital assets	$ 17,229	$ 19,521
Mineral properties	3,977,132	3,226,803
Non-capital losses available for future periods	377,737	468,922

Gross future tax assets	4,372,098	3,715,246
Valuation allowance	(4,372,098)	(3,715,246)

	$ -	$ -

The Company has approximately $1,151,000 of non-capital losses, which may be applied to reduce taxable income in future years.  If not utilized, the losses expire through 2010.  Subject to certain restrictions, the Company also has resource expenditures of approximately $10,570,000 available to reduce taxable income of future years.  Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

10.

CONTINGENCIES

Environmental regulations

All phases of the Company's operations are subject to environmental regulations.  Environmental legislation, in Canada, in which the Company is currently performing exploration work, is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibilities for companies and their officers, directors, and employees.  Although presently compliance with such laws is not a significant factor in the Company's operations, there is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company's operations.

Contingent loss

Upon review of its own accounts, a geological consulting firm has reserved the right to revise the loan balance (Note 6) payable by the Company.  It is the opinion of the management that the loan payable balance is correct.  The amount of any additional liability cannot be determined at this time.  Any loss arising from the outcome of the aforementioned would be charged to operations in the year in which the amount is known.

#

TECHSITE STRATEGIES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

JANUARY 31, 2003

11.

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2003	2002	2001

Cash paid during the year for interest	$ -	$ -	$ 79,505
Cash paid during the year for income taxes	-	-	-

There were no significant non-cash transactions for the years ended January 31, 2003 and 2002.

12.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, due to related party and loan payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

13.

SEGMENT INFORMATION

The Company operates in one reportable segment, being the exploration and development of mineral properties, in Canada.

14.

SUBSEQUENT EVENTS

The following events occurred subsequent to January 31, 2003:

a)

The Company entered into an agreement to acquire an undivided 70% interest in certain mineral claims in Tanzania.  In order to earn its interest, the Company must deliver a bankable feasibility study within seven years.  The Company can earn a further 10% by arranging all the capital cost financing set out in the feasibility study.

a)

The Company completed a non-brokered private placement consisting of 383,333 units at the price of $0.15 per unit for gross proceeds of $57,500, of which $36,000 had been received in advance as at January 31, 2003.  Each unit consists of one common share and one share purchase warrant exercisable for a one-year period at the price of $0.30 per share.  In connection with this private placement, the Company also issued 26,000 common shares as a finder’s fee.

#

TECHSITE STRATEGIES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

JANUARY 31, 2003

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) and in SEC Regulation S-X are described and quantified below.

Balance sheets

		2003			2002
	Balance as reported	Adjustments	Balance as per U.S. GAAP	Balance as reported	Adjustments	Balance as per U.S. GAAP

Current assets	$27,438	$-	$27,438	$9,170	$-	$9,170

Current liabilities	$126,493	$-	$126,493	$1,334,586	$-	$1,334,586
Liabilities	1,342,260	-	1,342,260	-	-	-
Shareholder’s
deficiency	(1,441,315)	-	(1,441,315)	(1,325,416)	-	(1,325,416)

	$27,438	$-	$27,438	$9,170	$-	$9,170

Statements of operations

	2003	2002	2001

Loss for the year as reported	$ (151,899)	$ (138,527)	$ (148,233)
Less: Compensation expense of contributed executive
services	(21,600)	(21,600)	(21,600)

Loss for the year as per U.S. GAAP	$ (173,499)	$ (160,127)	$ (169,833)

Basic and diluted loss per share for the year as per U.S. GAAP	$ (0.06)	$ (0.06)	$ (0.07)

#

TECHSITE STRATEGIES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

JANUARY 31, 2003

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Statements of cash flows

	2003
	Balance as reported	Adjustments	Balance as per U.S. GAAP

Cash flows from operating activities:
Loss for the year as reported	$ (151,899)	$ (21,600)	$ (173,499)
Items not involving cash	80,862	21,600	102,462
Changes in non-cash working capital items	4,145	-	4,145

Cash used in operating activities	$ (66,892)	$ -	$ (66,892)

	2002
	Balance as reported	Adjustments	Balance as per U.S. GAAP

Cash flows from operating activities:
Loss for the year as reported	$ (138,527)	$ (21,600)	$ (160,127)
Items not involving cash	76,709	21,600	98,309
Changes in non-cash working capital items	36,474	-	36,474

Cash used in operating activities	$ (25,344)	$ -	$ (25,344)

	2001
	Balance as reported	Adjustments	Balance as per U. S. GAAP

Cash flows from operating activities:
Loss for the year as reported	$ (148,233)	$ (21,600)	$ (169,833)
Items not involving cash	87,349	21,600	108,949
Changes in non-cash working capital items	39,035	-	39,035

Cash used in operating activities	$ (21,849)	$ -	$ (21,849)

#

TECHSITE STRATEGIES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

JANUARY 31, 2003

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

i)

Mineral properties

Under Canadian GAAP, mineral property acquisition and exploration costs may be expensed or capitalized and carried at cost and written down if the properties are abandoned, sold or if management determines there is impairment in value.  During the year ended January 31, 2002, the Company adopted a change in accounting policy relating to the accounting of exploration costs whereby it now expenses all mineral property acquisition and exploration costs.  Under U.S. GAAP, exploration costs are charged to expense as incurred, as are acquisition and development costs for projects not yet determined by management to be commercially feasible.

ii)

Change in accounting policy

Under Canadian GAAP, the cumulative effect of the change in accounting policy relating to the accounting of exploration costs is adjusted to deficit.  Under U.S. GAAP, the cumulative effect of the change in accounting policy is charged to operations, net of the tax effect in the year of the change.  As the costs relating to the acquisition and exploration of options on mineral claims are charged to expense as incurred under U.S. GAAP, the change in accounting policy does not result in a Canadian GAAP/U.S. GAAP difference.

iii)

Contributed services

Under Canadian GAAP, the Company is not required to record the effect of contributed services by the officers of the Company.  Under U.S. GAAP, the fair value of contributed services are recorded as compensation expense and contributed capital.  Accordingly, compensation expense of contributed services under U.S. GAAP is approximately $21,600 (2002 - $21,600; 2001 - $21,600).

iv)

Stock-based compensation

For U.S. GAAP purposes, the Company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there is no compensation cost to be recognized by the Company.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company’s financial statements was not required for the years ended January 31, 2002 and 2001.  New accounting and disclosure standards were introduced under Canadian GAAP (Note 2) for the current fiscal year ended January 31, 2003.  Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock-based compensation for the year ended January 31, 2003.

#

TECHSITE STRATEGIES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

JANUARY 31, 2003

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

iv)

Stock-based compensation (cont’d…)

Had compensation costs been recognized for the Company’s employee stock option plan based on fair value at grant date, the pro-forma loss per share for the years presented would be as follows:

	2003	2002	2001

Loss for the year as per U.S. GAAP	$ (173,499)	$ (160,127)	$ (169,833)
Less: Stock compensation expense	-	-	(37,628)

Pro-forma loss as per U.S. GAAP	$ (173,499)	$ (160,127)	$ (207,461)

Pro-forma loss per share as per U.S. GAAP	$ (0.06)	$ (0.06)	$ (0.08)

In calculating these amounts, the Company has utilized the Black-Scholes option pricing model to estimate the fair value of the options granted in the years using the following assumptions:

	2003	2002	2001

Risk free interest rate	-	-	6.06%
Expected life	-	-	2 years
Expected volatility	-	-	142%
Expected dividends	-	-	-

v)

Recent accounting pronouncements

In June 2001, FASB approved the issuance of Statements of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).  SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment.  The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date.  Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle.  Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

#

TECHSITE STRATEGIES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

JANUARY 31, 2003

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

v)

Recent accounting pronouncements (cont’d…)

In June 2001, FASB issued Statements of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life.  SFAS 143 is required to be adopted effective January 1, 2003.

In August 2001, FASB issued Statements of Financial Accounting Standards No. 144, “Accounting for the Impairment on Disposal of Long-lived Assets” (“SFAS 144”), which supersedes Statements of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of”.  SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell.  Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction.  SFAS 144 is effective for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

In April 2002, FASB issued Statements of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”).  SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002.

In June 2002, FASB issued Statements of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) that nullifies Emerging Issues Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”).  SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF 94-3 had recognized the liability at the commitment date to an exit plan.  The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, “Accounting of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9” (“SFAS 147”).  SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises.  SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

#

TECHSITE STRATEGIES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

JANUARY 31, 2003

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

v)

Recent accounting pronouncements (cont’d…)

In December 2002, FASB issued Statements of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123” (“SFAS 148”).  SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS 148 is effective for fiscal years ending after December 31, 2002.

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”).  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”.  SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

In May 2003, FASB issued Statements of Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”).  SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

#